                                United States
                      Securities and Exchange Commission
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*

                             Lasertechnics, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                 518082 10 2
                             --------------------
                                (CUSIP Number)

           Carolyn L. Monroe-Koatz, J.P. Morgan & Co. Incorporated, 60 Wall Street, New York, New York 10260 (212) 648-6151
           -------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 May 10, 1995
                             --------------------
                             (Date of Event which
                           Requires Filing of this
                                  Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. __

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act but shall be subject to all other provisions of the Act (however, see the Notes).

                (Continued on following page(s))

                       Page 1 of 123 Pages

1         Name of Reporting Person
          S.S. or I.R.S. Identification
          No. of Above Person

               J.P. Morgan & Co. Incorporated

2         Check the Appropriate Box if a Member           (a)
                                                              ---
          of a Group*                                     (b)  x
                                                              ---

3         SEC Use Only

4         Source of Funds*

               OO

5 Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6         Citizenship or Place of Organization

               Delaware

Number of Shares              7         Sole Voting Power
Beneficially Owned                      -0-
Each Reporting Person With
                              8         Shared Voting Power
                                        13,515,687

                              9         Sole Dispositive Power
                                        -0-

                              10        Shared Dispositive Power
                                        7,605,891

11        Aggregate Amount Beneficially Owned
          by Each Reporting Person
               7,605,891

12        Check box if the Aggregate Amount in
          Row (11) Excludes Certain Shares*                     x
                                                               --
13        Percent of Class Represented by Amount
          in Row (11)
               26.5%

14        Type of Reporting Person*
               HC, CO

              SEE INSTRUCTIONS BEFORE FILLING OUT!

1         Name of Reporting Person
          S.S. or I.R.S. Identification
          No. of Above Person

               J.P. Morgan Holdings Inc.

2         Check the Appropriate Box if a Member           (a)
                                                              ---
          of a Group*                                     (b)  x
                                                              ---
3         SEC Use Only

4         Source of Funds*

               OO

5 Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6         Citizenship or Place of Organization

               Delaware

Number of Shares              7         Sole Voting Power
Beneficially Owned                      -0-
Each Reporting Person With
                              8         Shared Voting Power
                                        13,515,687

                              9         Sole Dispositive Power
                                        -0-

                              10        Shared Dispositive Power
                                        7,605,891

11        Aggregate Amount Beneficially Owned
          by Each Reporting Person
               7,605,891

12        Check box if the Aggregate Amount in
          Row (11) Excludes Certain Shares*                x
                                                          ---
13        Percent of Class Represented by Amount
          in Row (11)
               26.5%

14        Type of Reporting Person*
               HC, CO

              SEE INSTRUCTIONS BEFORE FILLING OUT!

1         Name of Reporting Person
          S.S. or I.R.S. Identification
          No. of Above Person

               J.P. Morgan Capital Corporation

2         Check the Appropriate Box if a Member          (a)
                                                             ---
          of a Group*                                    (b)  x
                                                             ---
3         SEC Use Only

4         Source of Funds*

               OO

5 Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6         Citizenship or Place of Organization

               Delaware

Number of Shares              7         Sole Voting Power
Beneficially Owned                      -0-
Each Reporting Person With
                              8         Shared Voting Power
                                        13,515,687

                              9         Sole Dispositive Power
                                        -0-

                              10        Shared Dispositive Power
                                        7,605,891

11        Aggregate Amount Beneficially Owned
          by Each Reporting Person
               7,605,891

12        Check box if the Aggregate Amount in
          Row (11) Excludes Certain Shares*              x
                                                        ---
13        Percent of Class Represented by Amount
          in Row (11)
               26.5%

14        Type of Reporting Person*
               CO

              SEE INSTRUCTIONS BEFORE FILLING OUT!

1         Name of Reporting Person
          S.S. or I.R.S. Identification
          No. of Above Person

               J.P. Morgan Investment Corporation

2         Check the Appropriate Box if a Member           (a)
                                                              ---
          of a Group*                                     (b)  x
                                                              ---
3         SEC Use Only

4         Source of Funds*

               WC

5 Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6         Citizenship or Place of Organization

               Delaware

Number of Shares              7         Sole Voting Power
Beneficially Owned                      -0-
Each Reporting Person With
                              8         Shared Voting Power
                                        13,515,687

                              9         Sole Dispositive Power
                                        -0-

                              10        Shared Dispositive Power
                                        7,605,891

11        Aggregate Amount Beneficially Owned
          by Each Reporting Person
               7,605,891

12        Check box if the Aggregate Amount in
          Row (11) Excludes Certain Shares*                 x
                                                           ---
13        Percent of Class Represented by Amount
          in Row (11)
               26.5%

14        Type of Reporting Person*
               CO

              SEE INSTRUCTIONS BEFORE FILLING OUT!

                         Amendment No. 3
                               to
SCHEDULE 13D FILED ON BEHALF OF J.P. MORGAN & CO. INCORPORATED,
J.P. MORGAN HOLDINGS INC., J.P. MORGAN CAPITAL CORPORATION AND
J.P. MORGAN INVESTMENT CORPORATION



          J.P. Morgan & Co. Incorporated, J.P. Morgan Holdings Inc., J.P. Morgan Capital Corporation and J.P. Morgan Investment Corporation hereby amend and restate the Statement on Schedule 13D filed with the Securities and Exchange Commission on July 15, 1994, as amended by Amendment No. 1 thereto filed on December 30, 1994 and Amendment No. 2 thereto filed on January 9, 1995 (as amended, the "Schedule 13D"), relating to the Common Stock of Lasertechnics.

ITEM 1.   SECURITY AND ISSUER.

          The class of securities to which this statement relates is the Common Stock, $.01 par value per share (the "Common
Stock"), of Lasertechnics, Inc. ("Lasertechnics"). Lasertechnics is a Delaware corporation with principal executive offices at 5500 Wilshire Avenue, N.E., Albuquerque, New Mexico 87113.


ITEM 2.   IDENTITY AND BACKGROUND.

          This statement is being filed by J.P. Morgan & Co. Incorporated ("JPM"), J.P. Morgan Holdings Inc. ("Holdings"), J.P. Morgan Capital Corporation ("JPMCC") and J.P. Morgan Investment Corporation ("JPMIC") (individually, a "Reporting Person" and collectively, the "Reporting Persons") with respect to shares of Common Stock beneficially owned by the Reporting Persons.

          In addition, by reason of the agreement of Wolfensohn Associates L.P., a Delaware limited partnership ("Wolfensohn"), to vote in favor of certain matters discussed below, JPMIC and Wolfensohn may be deemed to be a "group" within the meaning of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "1934 Act") and Rule 13d-5(b) thereunder, and the Reporting Persons may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the 1934 Act) the shares owned by Wolfensohn which are subject to such voting agreement. The Reporting Persons disclaim the existence of a group with Wolfensohn and disclaim beneficial ownership of the shares of Common Stock owned by Wolfensohn, and neither the fact of this filing nor anything contained herein shall be construed as an admission that a group exists or that the Reporting Persons are, for purposes of Section 13(d) or 13(g) if the 1934 Act, the beneficial owners of any shares owned by Wolfensohn.

          JPM is a publicly held Delaware corporation and a registered bank holding company whose principal business and office address is 60 Wall Street, New York, New York 10260. Holdings is a wholly-owned subsidiary of JPM, JPMCC is a wholly-owned subsidiary of Holdings, and JPMIC is a wholly-owned subsidiary of JPMCC.

          Holdings is a holding company incorporated in Delaware whose principal business and office address is 902 Market Street, Wilmington, Delaware 19801. JPMCC is a Delaware corporation and unregistered investment company that invests either directly or indirectly through its subsidiaries in debt and equity securities for its own account, subject to applicable laws and regulations, including, without limitation, the Bank Holding Company Act of 1956, as amended, and the regulations thereunder and the policies of the Federal Reserve Board in connection therewith (the "Bank Holding Company Act"). JPMCC's principal business and office address is 60 Wall Street, New York, New York 10260. JPMIC is a Delaware corporation and a registered small business investment corporation that invests in debt and equity securities for its own account, subject to applicable laws and regulations, including, without limitation, the Bank Holding Company Act and the Small Business Investment Act of 1958, as amended, and the regulations thereunder. JPMIC's principal business and office address is 60 Wall Street, New York, New York 10260.

          Information as to each executive officer and director of each of JPM and JPMIC is set forth on Schedule A hereto and incorporated herein by this reference. The attached Schedule A amends and restates the Schedule A filed with the initial Statement on Schedule 13D filed by the Reporting Persons with respect to the Common Stock of Lasertechnics.

          None of the Reporting Persons nor, to the best of each Reporting Person's knowledge, any person named on Schedule A hereto, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Prior to July 8, 1994, none of the Reporting Persons beneficially owned any shares of Common Stock. Pursuant to a

Common Stock and Convertible Note Purchase Agreement (the "Purchase Agreement"), made as of the 8th day of July, 1994 by and among Lasertechnics, Sandia Imaging Systems Corporation ("SIS"), a Delaware corporation and a subsidiary of Lasertechnics, and JPMIC, on July 8, 1994, JPMIC purchased from Lasertechnics (i) 4,900,000 shares (the "Shares") of Common Stock for a cash purchase price of $4,655,000 and (ii) a $345,000 promissory note, the principal amount of which was initially convertible into 363,158 shares of Common Stock (the "Convertible Note"), for a cash purchase price of $345,000. The Convertible Note accrued interest at the rate of 10% per annum, and any interest that accrued thereon was convertible into additional shares of Common Stock at a conversion price of $0.95 per share (subject to adjustment) (the "Conversion Price"). As of November 29, 1994, the certificate of incorporation of Lasertechnics was amended to create a class of nonvoting common stock, par value $.01 per share ("Non-Voting Common Stock") (which is convertible into Common Stock). As of such date, the Convertible Note (including $13,800 of interest accrued thereon) automatically was converted into 377,684 shares of Non-Voting Common Stock at the Conversion Price. All of the funds used by JPMIC for the purchase of the Shares and the Convertible Note were JPMIC's own funds.

          Pursuant to a Debt to Equity Conversion Agreement (the "Conversion Agreement"), made as of the 10th day of May, 1995 by and among Lasertechnics, JPMIC and Wolfensohn, JPMIC converted two million dollars ($2,000,000) principal amount of Lasertechnics' debt to JPMIC (incurred pursuant to the Demand Promissory Note of Lasertechnics dated December 14, 1994 and the Demand Promissory Note of Lasertechnics dated December 29, 1994) and all accrued interest thereon (aggregating ninety-three thousand dollars ($93,000)), into (A) 331,000 shares of Common Stock and (B) 1,872,158 shares of Non-Voting Common Stock, at a price per share of ninety-five cents ($.95).


ITEM 4.   PURPOSE OF TRANSACTION.

          All shares of Common Stock and Non-Voting Common Stock acquired by JPMIC are being held solely for the purpose of investment.

          The shares of Common Stock and Non-Voting Common Stock owned by JPMIC may be disposed of at any time or from time to time, in whole or in part. In addition, JPM, Holdings, JPMCC, JPMIC and their affiliates may in the future acquire additional shares of Common Stock and Non-Voting Common Stock. Lasertechnics and SIS each has granted to JPMIC a preemptive right to purchase all or any part of certain securities (including Common Stock and Non-Voting Common Stock) that

Lasertechnics or SIS may, from time to time, propose to sell and issue.

          Lasertechnics, SIS and Wolfensohn have agreed in the Purchase Agreement that they (and, in the case of Lasertechnics and SIS, their respective directors) will take all steps necessary (including, in the case of Wolfensohn and Lasertechnics, voting all shares of Common Stock and common stock of SIS ("SIS Common Stock") owned by them) and use their best efforts to secure the election or appointment of a designee of JPMIC to the Boards of Directors of Lasertechnics and SIS. Lasertechnics and SIS also have agreed to indemnify such designee and JPMIC and its affiliates against any liabilities arising out of such designee's service as a director.

          The Purchase Agreement provides for certain changes in the capitalization and corporate structure of Lasertechnics and SIS. Lasertechnics has agreed in the Purchase Agreement (i) to use its best efforts to effect a tax-free spin-off of SIS to the shareholders of Lasertechnics prior to December 31, 1995 (the "Spin-Off") and (ii) to consider the desirability of effecting a reverse split of the Common Stock at a ratio of not less than 20 to 1 (the "Reverse Split"). In addition, Lasertechnics, SIS and Wolfensohn agreed in the Purchase Agreement that as soon as practicable (but no later than December 31, 1995) they would take such actions (including voting all shares of Common Stock and SIS Common Stock owned by them in favor of such actions) as may be required in order to amend the certificates of incorporation of Lasertechnics and SIS (i) to create a class of nonvoting common stock having rights substantially identical to the Common Stock or SIS Common Stock, as applicable, except that (A) the nonvoting common stock will have no voting rights (except in limited circumstances) and (B) the nonvoting common stock will be convertible in whole or in part into Common Stock or SIS Common Stock, as applicable, provided that the holder may lawfully hold such Common Stock or SIS Common Stock, as applicable; and (ii) to increase the number of authorized shares of Common Stock to accommodate the long-term interests of Lasertechnics. Such amendment to the certificate of incorporation of Lasertechnics was effected as of November 29, 1994.

          The Purchase Agreement also provides that in the event JPMIC desires to transfer any shares of capital stock of Lasertechnics or SIS to any of its affiliates that is subject to the provisions of Regulation Y of the Board of Governors of the Federal Reserve System (12 C.F.R. Part 225) or any successor to such regulation (a "Regulation Y Shareholder"), Lasertechnics, SIS and Wolfensohn will take such actions as may be required in order (i) to create a class of nonvoting common stock of Lasertechnics or SIS; (ii) to amend the certificates of incorporation of Lasertechnics and SIS so that the Common Stock or SIS Common Stock, as applicable, held by a Regulation Y

Shareholder shall be convertible into nonvoting common stock;
(iii) to exchange or convert such number of shares of Common Stock or SIS Common Stock, as applicable, into nonvoting common stock as JPMIC or any Regulation Y Shareholder may request; (iv) to amend the Purchase Agreement and Shareholders Rights Agreement (as defined in Item 6 hereof) so that certain covenants in favor of and rights afforded to JPMIC shall run in favor of and be afforded to such Regulation Y Shareholder; and (v) to cause Lasertechnics or SIS, as applicable, to enter into an agreement with such Regulation Y Shareholder providing, among other things, for certain restrictions on such Regulation Y Shareholder's ability to transfer shares of nonvoting common stock.

          By reason of Wolfensohn's agreement with JPMIC to vote its shares of Common Stock (or take other action) in favor of (i) the election or appointment of JPMIC's designee to the Board of Directors of Lasertechnics, (ii) the Spin-Off, (iii) the Reverse Split and (iv) the charter amendments described in this Item 4, JPMIC and Wolfensohn may be deemed to be a "group" within the meaning of Section 13(d)(3) of the 1934 Act and Rule 13d-5(b) promulgated thereunder, and the Reporting Persons may be deemed to own beneficially the shares owned by Wolfensohn which are subject to such voting agreement. The Reporting Persons disclaim the existence of a group with Wolfensohn and disclaim beneficial ownership of the shares of Common Stock owned by Wolfensohn, and neither the fact of this filing nor anything contained herein shall be construed as an admission that a group exists, or that the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the 1934 Act, the beneficial owners of any shares owned by Wolfensohn.

          Except as set forth above, none of the Reporting
Persons nor, to the best of each Reporting Person's knowledge, any person named on Schedule A hereto, has any plans or proposals of the type described in (a) through (j) of Item 4.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) JPMIC directly owns 5,231,000 shares of Common Stock, constituting approximately 19.9% of the outstanding Common Stock (on the basis of 26,289,998 shares outstanding as of May 11, 1995). In addition, JPMIC directly owns 2,249,842 shares of Non-Voting Common Stock which is convertible into an equal number of shares of Common Stock. As a result of its right to acquire Common Stock upon conversion of the Non-Voting Common Stock, JPMIC may be deemed under Rule 13d-3(d)(1)(i)(B) under the 1934 Act, to own beneficially (as of May 11, 1995) an additional 2,249,842 shares of Common Stock, for a total of 7,480,842 shares of Common Stock, constituting approximately 26.2% of the outstanding Common Stock (on the basis of 28,539,840 shares outstanding). JPMIC also owns warrants to purchase an aggregate of 125,049 shares of Common Stock. As a result of its right to acquire Common Stock upon exercise of the warrants, JPMIC may be deemed under Rule 13d-3(d)(1)(i)(A) under the 1934 Act, to own beneficially (as of May 11, 1995) an additional 125,049 shares of Common Stock, for a total of 7,605,891 shares of Common Stock, constituting approximately 26.5% of the outstanding Common Stock (on the basis of 28,664,889 shares outstanding).

          As described above, JPMIC may be deemed for certain limited purposes to be the beneficial owner of 5,909,796 shares of Common Stock owned by Wolfensohn. Accordingly, JPMIC may be deemed to own beneficially in the aggregate 13,515,687 shares of Common Stock, constituting approximately 47.2% of the outstanding Common Stock (on the basis of 28,664,889 shares outstanding). In addition, Wolfensohn has the right to acquire 391,946 shares of Common Stock upon exercise of options and warrants it currently owns. Upon exercise of such options and warrants by Wolfensohn, JPMIC also may be deemed for certain limited purposes to own beneficially such additional shares of Common Stock. As described above, the Reporting Persons disclaim beneficial ownership of the shares of Common Stock owned by Wolfensohn.

          JPMCC may by reason of its status as the parent of JPMIC, be deemed to own beneficially (as that term is defined in Rule 13d-3 under the 1934 Act) the shares of Lasertechnics of which JPMIC possesses beneficial ownership.

          Holdings may, by reason of its status as the parent of JPMCC, be deemed to own beneficially (as that term is defined in Rule 13d-3 under the 1934 Act) the shares of Lasertechnics of which JPMIC possesses beneficial ownership.

          JPM may, by reason of its status as the ultimate parent of JPMIC, be deemed to own beneficially (as that term is defined in Rule 13d-3 under the 1934 Act) the shares of Lasertechnics of which JPMIC possesses beneficial ownership.

          (b) JPM, Holdings and JPMCC share with JPMIC the power to vote and to dispose of the 7,605,891 shares of Common Stock beneficially owned directly by JPMIC. JPM, Holdings, JPMCC and JPMIC may be deemed to share with Wolfensohn, for certain limited purposes, the power to vote or to direct the vote, but not the power to dispose or to direct the disposition of, 5,909,796 shares of Common Stock owned by Wolfensohn.

          (c) Except as described in Item 3, none of the Reporting Persons has, during the past 60 days, engaged in any transactions in the Common Stock.

          (d) JPMIC has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares of Common Stock directly owned by it. None of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Wolfensohn reported herein and no person other than Wolfensohn is known to the Reporting Persons to have such right.

          (e)  Not applicable.


ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


          As described in Item 4 hereof, Lasertechnics has agreed in the Purchase Agreement (i) to use its best efforts to effect the Spin-Off; (ii) to consider the desirability of effecting the Reverse Split; and (iii) to afford JPMIC certain preemptive rights. In addition, Lasertechnics, SIS and Wolfensohn have agreed in the Purchase Agreement (i) to use their best efforts to secure the election or appointment of a designee of JPMIC to the Boards of Directors of Lasertechnics and SIS and (ii) to take such actions as may be required in order to amend the certificates of incorporation of Lasertechnics and SIS to create a class of nonvoting common stock.

          Concurrently with, and as a condition to, JPMIC's purchase of the Shares and the Convertible Note under the Purchase Agreement, JPMIC entered into a Shareholders Rights Agreement, made as of July 8, 1994 among Lasertechnics, SIS and Wolfensohn (the "Shareholders Rights Agreement"). Pursuant to the Shareholders Rights Agreement, JPMIC has certain "tag-along" rights and certain "demand" and "piggyback" registration rights with respect to its shares of Common Stock.

          On December 14, 1994, JPMIC loaned one million dollars ($1,000,000) to Lasertechnics pursuant to a letter agreement (the "12/14 Letter Agreement") and Demand Promissory Note (the "12/14 Note"), each dated as of December 14, 1994. The 12/14 Note accrued interest at the rate of twelve percent (12%) per annum. The 12/14 Note was payable on demand by JPMIC and became due and payable, in any event, on the first anniversary thereof. The 12/14 Note provided that in the event Lasertechnics completed an equity financing of five million dollars ($5,000,000) or more on or before June 13, 1995, then JPMIC would have the option to convert the outstanding principal of and accrued interest on the 12/14 Note into Common Stock or the other equity securities of Lasertechnics issued in such equity financing (or, at the option of JPMIC, equivalent non-voting securities), at the price per security paid by the investors in such equity financing.

          In connection with the 12/14 Note, Lasertechnics granted to JPMIC a Common Stock Purchase Warrant (the "12/14

Warrant") to purchase 58,824 shares of Common Stock at a price equal to the lesser of (i) $1.70 and (ii) if Lasertechnics completes an equity financing on or prior to June 13, 1995, the price per share at which shares of Common Stock are issued in such financing (or, if such financing involves convertible or exchangeable securities, the price at which such securities may be converted into or exchanged for Common Stock). The Warrant provides for customary anti-dilution adjustments. The Warrant is exercisable at any time and from time to time on or before December 13, 1999.

          On December 29, 1994, JPMIC loaned an additional one million dollars ($1,000,000) to Lasertechnics pursuant to a letter agreement (the "12/29 Letter Agreement") and Demand Promissory Note (the "12/29 Note"), each dated as of December 29, 1994. The 12/29 Note accrued interest at the rate of twelve percent (12%) per annum. The 12/29 Note was payable on demand by JPMIC and became due and payable, in any event, on the first anniversary thereof. The 12/29 Note provided that in the event Lasertechnics completed an equity financing of five million dollars ($5,000,000) or more on or before June 28, 1995, then JPMIC would have the option to convert the outstanding principal of and accrued interest on the 12/29 Note into Common Stock or the other equity securities of Lasertechnics issued in such equity financing (or, at the option of JPMIC, equivalent non-voting securities), at the price per security paid by the investors in such equity financing.

          In connection with the 12/29 Note, Lasertechnics granted to JPMIC a Common Stock Purchase Warrant (the "12/29 Warrant") to purchase 66,225 shares of Common Stock at a price equal to the lesser of (i) $1.51 and (ii) if Lasertechnics completes an equity financing on or prior to June 28, 1995, the price per share at which shares of Common Stock are issued in such financing (or, if such financing involves convertible or exchangeable securities, the price at which such securities may be converted into or exchanged for Common Stock). The 12/29 Warrant provides for customary anti-dilution adjustments. The 12/29 Warrant is exercisable at any time and from time to time on or before December 28, 1999.

          As described in Item 3 hereof, the 12/14 Note and 12/29
Note (along with all accrued interest on each of the 12/14 Note and 12/29 Note) were converted into Common Stock and Non-Voting
Common Stock pursuant to the Conversion Agreement.

          The Conversion Agreement described in Item 3 above provides that JPMIC shall have the benefit of the "demand" and "piggyback" registration rights and other rights provided in the Shareholders Rights Agreement with respect to the shares acquired by JPMIC pursuant to the Conversion Agreement.

          Except as disclosed in this statement or the documents referred to herein, there are no contracts, arrangements, under-standings or relationships (i) among JPM, Holdings, JPMCC or JPMIC or between them and any other person with respect to the securities of Lasertechnics or (ii) to the best knowledge of each Reporting Person, among the persons named on Schedule A hereto, or between such persons and any other person with respect to any securities of Lasertechnics.






ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.


          1.   Exhibit I    - Purchase Agreement

          2.   Exhibit II   - Convertible Promissory Note

          3.   Exhibit III  - Shareholders Rights Agreement

          4.   Exhibit IV   - Indemnification Letter

          5.   Exhibit V    - 12/14 Letter Agreement

          6.   Exhibit VI   - 12/14 Demand Promissory Note

          7.   Exhibit VII  - 12/14 Common Stock Purchase Warrant

          8.   Exhibit VIII - 12/29 Letter Agreement

          9.   Exhibit IX   - 12/29 Demand Promissory Note

          10.  Exhibit X    - 12/29 Common Stock Purchase Warrant

          11.  Exhibit XI   - Conversion Agreement

SIGNATURE

          After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 19, 1995




                         J.P. MORGAN & CO. INCORPORATED


                         By: /s/ Kathleen A. Juhase
                            -----------------------------
                         Name:  Kathleen A. Juhase
                               --------------------------
                         Title: Vice President and AGC
                               --------------------------

                         J.P. MORGAN HOLDINGS INC.


                         By: /s/ James C.P. Berry
                            -----------------------------
                         Name:  James C.P. Berry
                               -----------------------------
                         Title: Vice President and Secretary
                               -----------------------------


                         J.P. MORGAN CAPITAL CORPORATION


                         By: /s/ Ann T. Schoenstein
                            -----------------------------
                         Name:  Ann T. Schoenstein
                               --------------------------
                         Title: Manager and Director
                               --------------------------

                         J.P. MORGAN INVESTMENT CORPORATION


                         By: /s/ Ann T. Schoenstein
                            -----------------------------
                         Name:  Ann T. Schoenstein
                               --------------------------
                         Title: Manager and Director
                                -------------------------

                           Schedule A

          J.P. Morgan Investment Corporation ("JPMIC") is controlled by J.P. Morgan & Co. Incorporated ("JPM"), J.P. Morgan Holdings Inc. ("Holdings") and J.P. Morgan Capital Corporation ("JPMCC"). JPM is a publicly held Delaware corporation and a bank holding company whose principal business and office address is 60 Wall Street, New York, New York 10260. JPM owns all of the capital stock of Holdings, a Delaware corporation and a holding company whose principal business and office address is 902 Market Street, Wilmington, Delaware 19801. Holdings in turn owns all of the capital stock of JPMCC. JPMCC is a Delaware corporation and an unregistered investment company whose principal business and office address is 60 Wall Street, New York, New York 10260.
JPMCC owns all of the capital stock of JPMIC.



              Executive Officers and Directors (*)
                               of
                 J.P. Morgan & Co. Incorporated



          The names of the Directors and names and titles of the Executive Officers of J.P. Morgan & Co. Incorporated ("JPM") and their business addresses and present principal occupations are set forth below. If no address is given, the Director's or
Officer's business address is that of JPM.   Unless otherwise
indicated, each occupation set forth opposite an individual's name refers to JPM and each individual is a citizen of the United States. An asterisk next to a name indicates a Director of JPM.


Name, Residence or
Business Address              Present Principal Occupation
---------------------------   ----------------------------
Martin Feldstein              President, Chief Executive
National Bureau of Economic   Officer and Director of National
 Research Inc.                Bureau of Economic Research Inc.
1050 Massachusetts Avenue
Cambridge, MA 02138-5398

Hanna H. Gray*                President Emeritus and Harry Pratt
The University of Chicago     Judson Distinguished Service
Department of History         Professor of History of the
1126 East 59th Street         University of Chicago
5801 S. Ellis Avenue
Chicago, IL 60637

James R. Houghton*            Chairman of the Board and Chief
Corning Incorporated          Executive Officer and Director of
HQ E2-08                      Corning Incorporated
Corning, NY 14831

James L. Ketelsen*            Retired Chairman and Chief
Tenneco Inc.                  Executive Officer of Tenneco Inc.
P. O. Box 2511                (diversified industrial)
Houston, TX 77252-2511

William S. Lee*               Chairman Emeritus of Duke Power
Duke Power Company            Company (public utility)
P.O. Box 1006
Charlotte, NC 28201-1006

Robert G. Mendoza*            Vice Chairman of the Board

Lee R. Raymond*               Chairman of the Board and Chief
Exxon Corporation             Executive Officer and Director of
225 E. John W. Carpenter      Exxon Corporation
   Freeway
Irving, TX 75062

Richard D. Simmons*           President and Director of
International Herald Tribune  International Herald Tribune
1150 15th Street, N.W.
Washington, D.C. 20071

John G. Smale*                Chairman of the
The Procter & Gamble Company  Board of Directors and Director of
P.O. Box 599                  General Motors Corporation.
Cincinnati, OH 45201-0599     Retired Chairman of the Board and
                              Chief Executive and Director of The
                              Procter & Gamble Company

Kurt F. Viermetz**            Vice Chairman of the Board

Rodney B. Wagner*             Vice Chairman of the Board

Douglas A. Warner III*        Chairman of the Board and President

Dennis Weatherstone***        Retired Chairman of the Board

Douglas C. Yearley*           Chairman, President, Chief
Phelps Dodge Corporation      Executive Officer and Director of
2600 N. Central Avenue        Phelps Dodge Corporation
Phoenix, AZ 85004-3014

James T. Flynn                Chief Financial Officer

Edward J. Kelly III           General Counsel and Secretary

Michael E. Patterson          Chief Administrative Officer

David H. Sidwell              Managing Director and Controller

Peter B. Smith                Chairman, Credit Policy Committee

Stephen G. Thieke             Chairman, Market Risk Committee



-----------------------
**Non U.S. Citizen
***Dual Citizenship - U.S. and U.K.

                  J.P. Morgan Investment Corporation


          The names of the Directors and names and titles of the Executive Officers of J.P. Morgan Investment Corporation ("JPMIC") and their business addresses and present principal occupations are set forth below. Unless otherwise indicated, each individual is a citizen of the United States. An asterisk next to a name indicates a Director of JPMIC. References under this heading to "J.P. Morgan" refer to J.P. Morgan & Co. Incorporated.



  Name, Residence                       Present Principal
or Business Address                         Occupation
-------------------                     -----------------
Leigh Anderson*                         Manager and Director, JPMIC
J.P. Morgan Investment Corporation
60 Wall Street
New York, New York 10260-0060

David M. Cromwell*
J.P. Morgan Investment Corporation      Managing Director and
60 Wall Street                          Director, JPMIC
New York, New York 10260-0060

C. Seth Cunningham*                     Managing Director and
J.P. Morgan Investment Corporation      Director, JPMIC
60 Wall Street
New York, New York 10260-0060

Ramon De Olivera-Cezar*                 Director and Chairman of
J.P. Morgan Investment Corporation      the Board, JPMIC
60 Wall Street
New York, New York 10260-0060

Charles Ewald*                          Manager and Director,
J.P. Morgan Investment Corporation      JPMIC
60 Wall Street
New York, New York 10260-0060

Peter Gleason*                          Manager and Director,
J.P. Morgan Investment Corporation      JPMIC
60 Wall Street
New York, New York 10260-0060

Meryl D. Hartzband*                     Managing Director and
J.P. Morgan Investment Corporation      Director, JPMIC
60 Wall Street
New York, New York 10260-0060

Donald Patrick*                         Director, Manager and
J.P. Morgan Investment Corporation      Secretary, JPMIC
60 Wall Street
New York, New York 10260-0060

Thomas S. Quinn*                        Managing Director and
J.P. Morgan Investment Corporation      Director, JPMIC
60 Wall Street
New York, New York 10260-0060

Ann Schoenstein*                        Director, Manager and
J.P. Morgan Investment Corporation      Treasurer, JPMIC
60 Wall Street
New York, New York 10260-0060

Thomas M. Snell*                        Managing Director and
J.P. Morgan Investment Corporation      Director, JPMIC
60 Wall Street
New York, New York 10260-0060

John Watkins*                           Manager and Director,
J.P. Morgan Investment Corporation      JPMIC
60 Wall Street
New York, New York 10260-0060

Brian F. Watson*                        President, Chief Executive
J.P. Morgan Investment Corporation      Officer, Managing Director and
60 Wall Street                          Director, JPMIC
New York, New York 10260-0060

Christopher Bishko                      Assistant Secretary, JPMIC
J.P. Morgan Investment Corporation
60 Wall Street
New York, New York 10260-0060

Marilyn S. Eiss                         Assistant Secretary, JPMIC
J.P. Morgan Investment Corporation
60 Wall Street
New York, New York 10260-0060

Mark Hulak                              Assistant Secretary, JPMIC
J.P. Morgan Investment Corporation
60 Wall Street
New York, New York 10260-0060

John Van Hooser                         Assistant Secretary, JPMIC
J.P. Morgan Investment Corporation
60 Wall Street
New York, New York 10260-0060

                               EXHIBIT I




















                   COMMON STOCK AND CONVERTIBLE NOTE




                          PURCHASE AGREEMENT

                           TABLE OF CONTENTS

1.   Purchase and Sale of Common Stock and Convertible Note. . . .   1
     1.1  Sale and Issuance of Common Stock and Convertible Note .   1
     1.2  Closing. . . . . . . . . . . . . . . . . . . . . . . . .   1

2.   Representations and Warranties of the Company . . . . . . . .   2
     2.1  Organization, Good Standing and Qualification. . . . . .   2
     2.2  Capitalization . . . . . . . . . . . . . . . . . . . . .   2
     2.3  Subsidiaries . . . . . . . . . . . . . . . . . . . . . .   4
     2.4  Authorization. . . . . . . . . . . . . . . . . . . . . .   4
     2.5  Valid Issuance of Securities and Conversion Stock. . . .   4
     2.6  Governmental Consents. . . . . . . . . . . . . . . . . .   5
     2.7  Litigation . . . . . . . . . . . . . . . . . . . . . . .   5
     2.8  Employee Confidentiality Agreements. . . . . . . . . . .   6
     2.9  Patents and Trademarks . . . . . . . . . . . . . . . . .   6
     2.10 Compliance with Other Instruments. . . . . . . . . . . .   7
     2.11 Agreements; Action . . . . . . . . . . . . . . . . . . .   7
     2.12 Disclosure . . . . . . . . . . . . . . . . . . . . . . .   8
     2.13 Form 10-K. . . . . . . . . . . . . . . . . . . . . . . .   8
     2.14 Registration Rights. . . . . . . . . . . . . . . . . . .   8
     2.15 Corporate Documents. . . . . . . . . . . . . . . . . . .   8
     2.16 Title to Property and Assets . . . . . . . . . . . . . .   8
     2.17 Financial Statements . . . . . . . . . . . . . . . . . .   9
     2.18 Changes. . . . . . . . . . . . . . . . . . . . . . . . .   9
     2.19 Employee Benefit Plans . . . . . . . . . . . . . . . . .  10
     2.20 Tax Returns, Payments and Elections. . . . . . . . . . .  10
     2.21 Insurance. . . . . . . . . . . . . . . . . . . . . . . .  11
     2.22 Minute Books . . . . . . . . . . . . . . . . . . . . . .  11
     2.23 Labor Agreements and Actions . . . . . . . . . . . . . .  11
     2.24 Section 83(b) Elections. . . . . . . . . . . . . . . . .  11
     2.25 Small Business Concern . . . . . . . . . . . . . . . . .  11
     2.26 Application of Proceeds. . . . . . . . . . . . . . . . .  12
     2.27 Not an Investment Company. . . . . . . . . . . . . . . .  12
     2.28 Sales Pipeline . . . . . . . . . . . . . . . . . . . . .  12
     2.29 Director Stock Ownership . . . . . . . . . . . . . . . .  13

3.   Representations and Warranties of the Investor. . . . . . . .  13
     3.1  Authorization. . . . . . . . . . . . . . . . . . . . . .  13
     3.2  Purchase Entirely for Own Account. . . . . . . . . . . .  13
     3.3  Disclosure of Information. . . . . . . . . . . . . . . .  13
     3.4  Investment Experience. . . . . . . . . . . . . . . . . .  13
     3.5  Restricted Securities. . . . . . . . . . . . . . . . . .  14
     3.6  Legends. . . . . . . . . . . . . . . . . . . . . . . . .  14

4.   Conditions to the Investor's Obligations at Closing . . . . .  14
     4.1  Representations and Warranties . . . . . . . . . . . . .  14
     4.2  Performance. . . . . . . . . . . . . . . . . . . . . . .  15
     4.3  Compliance Certificate . . . . . . . . . . . . . . . . .  15
     4.4  Qualifications . . . . . . . . . . . . . . . . . . . . .  15
     4.5  Consents and Coordination. . . . . . . . . . . . . . . .  15

     4.6  Proceedings and Documents. . . . . . . . . . . . . . . .  15
     4.7  SBIC Documents . . . . . . . . . . . . . . . . . . . . .  15
     4.8  Opinion of Company Counsel . . . . . . . . . . . . . . .  15
     4.9  Employee Confidentiality Agreements. . . . . . . . . . .  15
     4.10 Board of Directors . . . . . . . . . . . . . . . . . . .  16
     4.11 Shareholders Rights Agreement. . . . . . . . . . . . . .  16

5.   Conditions to the Company's Obligations at Closing. . . . . .  16
     5.1  Representations and Warranties . . . . . . . . . . . . .  16
     5.2  Payment of Purchase Price. . . . . . . . . . . . . . . .  16
     5.3  Qualifications . . . . . . . . . . . . . . . . . . . . .  16

6.   Covenants of the Company and SIS. . . . . . . . . . . . . . .  16
     6.1  Information. . . . . . . . . . . . . . . . . . . . . . .  16
     6.2  Meetings.. . . . . . . . . . . . . . . . . . . . . . . .  19
     6.3  Observer Rights. . . . . . . . . . . . . . . . . . . . .  19
     6.4  Certain Additional Agreements. . . . . . . . . . . . . .  20
     6.5  Certain Covenants Relating to SBA Matters. . . . . . . .  21
     6.6  Transfers by JPMIC to its Affiliates . . . . . . . . . .  22
     6.7  Certain Covenants Relating to Corporate Matters. . . . .  24

7.   Preemptive Rights . . . . . . . . . . . . . . . . . . . . . .  25

8.   Board Representation. . . . . . . . . . . . . . . . . . . . .  26

9.   Indemnification . . . . . . . . . . . . . . . . . . . . . . .  27

10.  Miscellaneous . . . . . . . . . . . . . . . . . . . . . . . .  27
     10.1  Survival of Warranties. . . . . . . . . . . . . . . . .  27
     10.2  Successors and Assigns. . . . . . . . . . . . . . . . .  27
     10.3  Governing Law . . . . . . . . . . . . . . . . . . . . .  28
     10.4  Counterparts. . . . . . . . . . . . . . . . . . . . . .  28
     10.5  Titles and Subtitles. . . . . . . . . . . . . . . . . .  28
     10.6  Notices . . . . . . . . . . . . . . . . . . . . . . . .  28
     10.7  No Finder's Fee . . . . . . . . . . . . . . . . . . . .  29
     10.8  Expenses. . . . . . . . . . . . . . . . . . . . . . . .  30
     10.9  Amendments and Waivers. . . . . . . . . . . . . . . . .  30
     10.10  Severability . . . . . . . . . . . . . . . . . . . . .  30

Exhibits

Exhibit A - Convertible Note
Exhibit B - Schedule of Exceptions
Exhibit C - Shareholders Rights Agreement
Exhibit D - Confidentiality Agreement
Exhibit E - Opinion of Counsel
Exhibit F - Regulation Y Term Sheet
Exhibit G - Indemnification Letter

                COMMON STOCK AND CONVERTIBLE NOTE
                       PURCHASE AGREEMENT


     This Agreement ("Agreement") is made as of this 8th day of July, 1994 by and among LASERTECHNICS, INC., a Delaware corporation (the "Company"), SANDIA IMAGING SYSTEMS CORPORATION, a Delaware corporation ("SIS") and J.P. MORGAN INVESTMENT
CORPORATION, a Delaware corporation ("JPMIC" or the "Investor").

     THE PARTIES HEREBY AGREE AS FOLLOWS:

     1.   Purchase and Sale of Common Stock and Convertible Note.

          1.1  Sale and Issuance of Common Stock and Convertible
     Note. Subject to the terms and conditions of this Agreement, the Investor agrees to purchase at the Closing
     (as hereinafter defined) and the Company agrees to sell and issue to the Investor at the Closing:

               (i) 4,900,000 shares (the "Shares") of common stock, par value $.01 per share, of the Company ("Common Stock") at a price of $0.95 per share for an aggregate purchase price of $4,655,000; and

               (ii) a convertible note of the Company in the form annexed hereto as Exhibit A (the "Convertible Note"), in the principal amount of $345,000 bearing interest at a rate of 10% per annum and convertible into Common Stock of the Company and, after the certificate of incorporation of the Company has been amended to authorize shares of nonvoting common stock, par value $.01 per share, of the Company ("Nonvoting Common Stock"), convertible into such Nonvoting Common Stock, for an aggregate purchase price of $345,000.

               The Common Stock issuable upon conversion of the Convertible Note is hereinafter referred to as the "Conversion Common Stock", and the Nonvoting Common Stock issuable upon conversion of the Convertible Note is hereinafter referred to as the "Conversion Non-Voting Common Stock" and, together with the Conversion Common Stock, as the "Conversion Stock". The Shares and the Convertible Note are sometimes hereinafter collectively referred to as the "Securities."

          1.2 Closing. The purchase and sale of the Securities shall take place at the offices of Proskauer Rose Goetz & Mendelsohn, 1585 Broadway, New York, New York 10036, on July 8, 1994, or at such other time and place as the Company and the Investor mutually agree upon orally or in writing (which time and place are designated as the "Closing"). At the Closing, the Company shall deliver to the Investor a certificate representing the Shares and the Convertible Note, against delivery to the Company by the Investor of a wire transfer in the amount of $5,000,000.

     2. Representations and Warranties of the Company. Each of the Company and SIS hereby jointly and severally represents and warrants to, and agrees with, the Investor that, except as set forth on the Schedule of Exceptions furnished to the Investor and attached hereto as Exhibit B, specifically identifying the relevant subsection hereof, which exceptions shall be deemed to be representations and warranties as if made hereunder:

          2.1 Organization, Good Standing and Qualification. Each of the Company and SIS, and the Company's wholly-owned inactive subsidiary, Quantrad Corporation ("Quantrad"), is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. SIS' wholly-owned subsidiary, Sandia Imaging Systems Europe, S.A. ("SIS Europe") was duly organized as a societe anonyme (a corporation) and is validly in existence under the laws of the Republic of France. Printis SARL ("Printis"), which is a wholly-owned subsidiary of SIS (43%) and SIS Europe (57%), was duly organized as a societe a responsabilite limitee (a limited liability corporation) and is validly in existence under the laws of the Republic of France. (The Company, SIS, Quantrad, SIS Europe and Printis are sometimes hereinafter collectively referred to as the "Companies"). Each of the Companies has all requisite power and authority to carry on its business as now conducted and as proposed to be conducted as described in the Company's Annual Report under the Securities Exchange Act of 1934 on Form 10-KSB for the year ended December 31, 1993 (the "Form 10-K"). Each of the Company and SIS has all requisite power and authority to enter into and perform this Agreement and the transactions contemplated hereby. Each of the Companies is duly qualified to transact business and is in good standing in each jurisdiction in which the failure so to qualify would have a material adverse effect on its business or properties.

          2.2 Capitalization. (a) The authorized capital of the Company consists of 30,000,000 shares of Common Stock, of which 19,952,949 are issued and outstanding and 2,652,073 are reserved for issuance. Except for (A) 1,000,000 shares of Common Stock reserved for issuance to key employees, officers and directors of the Company under the Company's 1991 Stock Option Plan, of which 5,000 shares have been issued, 294,000 shares currently are subject to outstanding incentive stock option grants, and 674,874 shares currently are subject to outstanding non-qualified stock option grants; (B) 65,000 shares of Common Stock reserved for issuance to George Peterson and David Goodstein pursuant to stock options; (C) 1,400,000 shares of Common Stock reserved for issuance to Louis F. Bieck, Jr. pursuant to a stock option; and (D) 110,000 shares of Common Stock reserved for issuance pursuant to a warrant held by Redington, Inc., there are not outstanding (and the Company does not have any plan to issue, grant or enter into within the next 90 days) any options, warrants, rights (including conversion or preemptive rights) or agreements for the purchase or acquisition from or by the Company of any shares of its capital stock. No outstanding options, warrants or other securities exercisable for or convertible into Common Stock require anti-dilution adjustments by reason of the consummation of the transactions contemplated hereby.

               (b) The authorized capital of SIS consists of (A) 4,500,000 shares of common stock, par value $.01 per share ("SIS Common Stock"), of which 260,000 shares are issued and outstanding, 440,000 shares are reserved for issuance pursuant to stock options and 2,223,324 are reserved for issuance upon conversion of the SIS Preferred Stock (as hereinafter defined), and (B) 3,500,000 shares of preferred stock, par value $.01 per share ("SIS Preferred Stock"), of which 2,223,324 shares are issued and outstanding and no shares are reserved for issuance. The Company owns all of the outstanding shares of SIS Preferred Stock, and the outstanding shares of SIS Common Stock are owned of record by the persons specified on the Schedule of Exceptions. Except for 200,000 shares of SIS Common Stock reserved for issuance to key employees, officers and directors of, and consultants to, SIS under SIS's 1994 Stock Option Plan, none of which have been issued and 20,000 of which currently are subject to outstanding stock option grants, there are not outstanding (and SIS does not have any plan to issue, grant or enter into within the next 90 days) any options, warrants, rights (including conversion or preemptive rights) or agreements for the purchase or acquisition from or by SIS of any shares of its capital stock. No outstanding options, warrants or other securities exercisable for or convertible into SIS Common Stock require anti-dilution adjustments by reason of the consummation of the transactions contemplated hereby. Prior to the Closing, the Company contributed to the capital of SIS $4,116,622.25 of intercompany debt owed by SIS to the Company in exchange for the issuance by SIS to the Company of 823,324 shares of SIS Preferred Stock (at a rate of $5 per share).

               (c) The authorized capital of Quantrad consists of 500,000 shares of common stock, of which 177,865 are issued and outstanding and owned by the Company, and no shares are reserved for issuance. There are not outstanding any options, warrants, rights (including conversion or preemptive rights) or agreements for the purchase or acquisition from or by Quantrad of any shares of its capital stock.

               (d) The authorized capital of SIS Europe consists of 21,054 shares of common stock, all of which are issued and outstanding and fully paid up, and owned by SIS, and none of which shares are reserved for issuance. There are not outstanding any options, warrants, rights (including conversion or preemptive rights) or agreements for the purchase or acquisition from or by SIS Europe or Printis of any shares of its capital stock.

          2.3  Subsidiaries.  Except for SIS, Quantrad, SIS
     Europe and Printis, the Company does not presently own or control, directly or indirectly, any interest in any other corporation, association, or other business entity.

          2.4 Authorization. All corporate action on the part of the Company and SIS, and each of its respective officers, directors and shareholders, necessary for the authorization, execution and delivery of this Agreement and the Shareholders Rights Agreement in the form attached hereto as Exhibit C (the "Shareholders Rights Agreement"), the performance of all obligations of the Company and SIS hereunder and thereunder and the authorization, issuance (or reservation for issuance) and delivery of the Shares, the Convertible Note and the Conversion Common Stock has been taken (and, in the case of the Conversion Nonvoting Common Stock, will be taken), and this Agreement and the Shareholders Rights Agreement constitute valid and legally binding obligations of the Company and SIS, enforceable in accordance with their terms, except (i) as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, (ii) as enforceability may be limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies, and (iii) to the extent the indemnification provisions contained in the Shareholders Rights Agreement may be limited by applicable federal or state securities laws.

          2.5  Valid Issuance of Securities and Conversion Stock.

               (a) The Shares and the Convertible Note, when issued, sold and delivered in accordance with the terms hereof for the consideration expressed herein, (i) will be duly and validly issued and, in the case of the Shares, fully paid and nonassessable, (ii) will be free of any pledges, liens, security interests, claims or other encumbrances of any kind, and (iii) will be issued in compliance with all applicable federal and state securities laws. The Conversion Common Stock has been, and the Conversion Nonvoting Common Stock will be, duly and validly reserved for issuance and, upon issuance in accordance with the terms of the Convertible Note, (i) will be duly and validly issued, fully paid and nonassessable, (ii) will be free of any pledges, liens, security interests, claims or other encumbrances of any kind, and (iii) will be issued in compliance with all applicable federal and state securities laws, as presently in effect.

               (b) The outstanding shares of the Common Stock and SIS Common Stock are all duly and validly authorized and issued, fully paid and nonassessable, and were issued in compliance with all applicable federal and state securities laws.

          2.6 Governmental Consents. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state, local or foreign governmental authority on the part of any of the Companies is required in connection with the consummation of the transactions contemplated by this Agreement and the Shareholders Rights Agreement, except for such filings as have been made.

          2.7  Litigation.  There is no action, suit,
     arbitration, proceeding or investigation pending or, to the knowledge of the Company and SIS, currently threatened against any of the Companies which questions the validity of this Agreement or the Shareholders Rights Agreement or the right of the Company or SIS to enter into them, or to consummate the transactions contemplated thereby, or which might result, either individually or in the aggregate, in any material adverse change in the assets, condition, affairs or prospects of any of the Companies, financially or otherwise, or any change in the current equity ownership of any of the Companies, nor is the Company or SIS aware that there is any basis for the foregoing. The foregoing includes, without limitation, actions pending or, to the Company's and SIS's knowledge, threatened (or any basis therefor known to the Company or SIS) involving the prior employment of any of the Companies' employees, their use in connection with the Companies' businesses of any information or techniques allegedly proprietary to any of their former employers, or their obligations under any agreements with prior employers. None of the Companies is a party or subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality. There is no action, suit, proceeding or investigation by any of the Companies currently pending or which any of the Companies intends to initiate.


          2.8 Employee Confidentiality Agreements. Each employee and officer of each of the Companies has executed a Confidentiality Agreement in substantially the form attached as Exhibit D. Neither the Company nor SIS, after reasonable investigation, is aware that any such employee or officer is in violation thereof, and the Company and SIS will make reasonable efforts to prevent any such violation.

          2.9 Patents and Trademarks. The Companies have sufficient title and ownership of all patents, trademarks, service marks, trade names, copyrights, trade secrets, information, proprietary rights and processes necessary for their businesses as now conducted and as proposed to be conducted as described in the Form 10-K without any conflict with or infringement of the rights of others. There are no outstanding options, licenses or agreements of any kind relating to the foregoing, nor is any of the Companies bound by or a party to any options, licenses or agreements of any kind with respect to the patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, proprietary rights and processes of any other person or entity. A list of all patents, patent applications, trademarks and trademark applications is set forth on the Schedule of Exceptions. None of the Companies has received any communication alleging that any of the Companies has violated or, by conducting its business as proposed, would violate any of the patents, trademarks, service marks, trade names, copyrights or trade secrets or other proprietary rights of any other person or entity, nor is the Company or SIS aware of any such violations. Neither the Company nor SIS is aware that any employee of any of the Companies is obligated under any contract (including licenses, covenants or commitments of any nature) or other agreement, or subject to any judgment, decree or order of any court or administrative agency, that would interfere with the use of the employee's best efforts to promote the interests of the Companies or that would conflict with the Companies' businesses as proposed to be conducted. Neither the execution nor delivery of this Agreement or the Shareholders Rights Agreement, nor the carrying on of the Companies' businesses by the employees of the Companies, nor the conduct of the Companies' businesses as proposed, will, to the knowledge of the Company or SIS, conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under, any contract, covenant or instrument under which any of such employees is now obligated. Neither the Company nor SIS believes that it is or will be necessary to utilize any inventions of any of its employees (or people it currently intends to hire) made prior to their employment by the Companies.

          2.10  Compliance with Other Instruments.

               (a) None of the Companies is in violation or default of any provisions of its certificate of incorporation, as amended, or bylaws, as amended, or similar organizational documents, or of any instrument, judgment, order, writ, decree or contract to which it is a party or by which it is bound or, in any material respect, of any provision of federal, state, local or foreign statute, rule or regulation applicable to it. (Without limiting the generality of the foregoing, the Company is in compliance in all material respects with all federal, state and local laws, rules and regulations regarding the manufacture and sale of laser marking systems.) The execution, delivery and performance of this Agreement and the Shareholders Rights Agreement and the consummation of the transactions contemplated hereby and thereby will not result in any such violation or be in conflict with or constitute, with or without the passage of time and giving of notice, either a default under any such provision, instrument, judgment, order, writ, decree or contract, or require any consent, waiver or approval thereunder, or constitute an event which results in the creation of any lien, charge or encumbrance upon any asset of any of the Companies.

               (b) The Companies have avoided every condition, and have not performed any act, the occurrence of which would result in the loss by any of the Companies of any material right granted under any license, distribution or other agreement.

                    (c)  Without limiting the generality of the
     foregoing, the Company is in compliance with all of the terms and conditions of, and has performed all of its obligations under, the Patent License Agreement dated effective as of June 1, 1988 between the Company and Patlex Corporation.

          2.11  Agreements; Action.

               (a) There are no agreements, understandings or proposed transactions between any of the Companies and any of their officers, directors, employees, shareholders or affiliates, or any affiliate thereof.

               (b)  There are no material agreements,
     understandings, instruments, contracts or proposed transactions to which any of the Companies is a party or by which it is bound which involve (i) obligations of, or payments to, any of the Companies in excess of $50,000, or
     (ii) the license of any patent, copyright, trade secret or other proprietary right to or from any of the Companies.

               (c) None of the Companies has (i) declared or paid any dividends, or authorized or made any distribution upon or with respect to any class or series of its capital stock, (ii) incurred any indebtedness for money borrowed or incurred any other liabilities individually in excess of $50,000, (iii) made any loans or advances to any person, other than ordinary advances for travel expenses or loans for stock purchases not exceeding $10,000, or (iv) sold, exchanged or otherwise disposed of any of its assets or rights, other than the sale of its inventory in the ordinary course of business.

               (d) To the knowledge of the Company and SIS, none of the Companies is a party to or is bound by any contract, agreement or instrument, or is subject to any restriction under its certificate of incorporation, bylaws or similar organizational documents, as the same have been amended, which materially adversely affects its business as now conducted or as proposed to be conducted, its properties or its financial condition.

          2.12 Disclosure. The Company has fully provided the Investor or its counsel with all the information which the Investor has requested for deciding whether to purchase the Securities and all information which the Company believes is reasonably necessary to enable the Investor to make such decision. Neither this Agreement nor any other statements or certificates made or delivered in connection herewith contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements herein or therein not misleading.

          2.13 Form 10-K. The Form 10-K, when taken together with information disclosed on the Schedule of Exceptions, does not contain any untrue statement of a material fact nor does it omit to state a material fact necessary to make the statements made in the Form 10-K not misleading.

          2.14 Registration Rights. Except as provided in the Shareholders Rights Agreement, neither the Company nor SIS has granted or agreed to grant any registration rights, including piggyback rights, to any person or entity.

          2.15 Corporate Documents. The certificate of incorporation and bylaws of the Company and SIS are in the form previously provided to counsel for the Investor.

          2.16 Title to Property and Assets. Each of the Companies owns its property and assets free and clear of all mortgages, liens, loans and encumbrances, except such encumbrances and liens which arise in the ordinary course of business and do not materially impair the ownership or use of such property or assets. With respect to the property and assets it leases, each of the Companies is in compliance with such leases and, to the best knowledge of the Company and SIS, holds a valid leasehold interest free of any liens, claims or encumbrances.

          2.17 Financial Statements. The Company has delivered to the Investor its audited consolidated financial statements (consolidated balance sheet and consolidated statements of operations, stockholders' equity and cash flows) at December 31, 1993 and for the year then ended and its unaudited financial statements (consolidated balance sheet and consolidated statement of operations) at and for the three-month period ended March 31, 1994 (collectively the "Financial Statements"). The Company also has delivered to the Investor certain financial information for the five-month period ended May 31, 1994 (the "Supplemental Financial Information"). The Financial Statements and Supplemental Financial Information are complete and correct in all material respects and the Financial Statements have been prepared in conformity with generally accepted accounting principles applied on a consistent basis throughout the periods indicated. The Financial Statements accurately set out and describe the financial condition and operating results of the Companies as of the dates, and for the periods, indicated therein, subject, in the case of the unaudited financial statements, to normal year-end audit adjustments which will not in the aggregate be material. Except as set forth in the Financial Statements, the Companies have no liabilities, contingent or otherwise, other than (i) liabilities incurred in the ordinary course of business subsequent to March 31, 1994 and (ii) obligations under contracts and commitments incurred in the ordinary course of business and not required under generally accepted accounting principles to be reflected in the Financial Statements, which, individually and in the aggregate, are not material to the financial condition or operating results of the Companies. The Companies maintain and will continue to maintain a standard system of accounting established and administered in accordance with generally accepted accounting principles.

          2.18 Changes. Since March 31, 1994, there has not been:

               (a)  any change in the assets, liabilities,
     financial condition or operating results of the Companies from that reflected in the Financial Statements, except changes in the ordinary course of business which have not been, in the aggregate, materially adverse;

               (b) any damage, destruction or loss, whether or not covered by insurance, materially and adversely affecting the assets, properties, financial condition, operating results, prospects or business of the Companies (as such business is presently conducted and as it is proposed to be conducted);

               (c)  any waiver by any of the Companies of a
     valuable right or of a material debt owed to it;

               (d) any satisfaction or discharge of any lien, claim or encumbrance or payment of any obligation by any of the Companies, except in the ordinary course of business or which is not material to the assets, properties, financial condition, operating results or business of the Companies (as such business is presently conducted and as it is proposed to be conducted);

               (e)  any material change or amendment to a
     material contract or arrangement by which any of the Companies or any of its assets or properties is bound or subject;

               (f)  other than in the ordinary course of
     business, any material change in any compensation arrangement or agreement with any employee; or

               (g) to the Company's and SIS' knowledge, any other event or condition of any character which might materially and adversely affect the assets, properties, financial condition, operating results or business of the Companies (as such business is presently conducted and as it is proposed to be conducted).

          2.19 Employee Benefit Plans. None of the Companies has nor has it ever had any Employee Benefit Plan as defined in the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

          2.20 Tax Returns, Payments and Elections. Each of the Companies has filed all tax returns and reports as required by law. These returns and reports are true and correct in all material respects. Each of the Companies has paid all taxes and other assessments due, except those contested by it in good faith which are listed in the Schedule of Exceptions. If a provision for taxes of the Companies is shown in the Financial Statements, then such provision is adequate for taxes due or accrued as of the date thereof, and if no such provision is shown, then a provision for taxes is not required. None of the Companies has ever elected pursuant to the Internal Revenue Code of 1986, as amended (the "Code"), to be treated as a Subchapter S corporation or a collapsible corporation pursuant to Section 1362(a) or Section 341(f) of the Code, nor has it made any other elections pursuant to the Code (other than elections which relate solely to methods of accounting, depreciation or amortization) which would have a material effect on any of the Companies, its financial condition, its business as presently conducted or as proposed to be conducted or any of its properties or material assets.

          2.21 Insurance. Each of the Companies has in full force and effect fire and casualty insurance policies, with extended coverage, sufficient in amount (subject to reasonable deductibles) to allow it to replace any of its properties that might be damaged or destroyed. Each of the Companies also has in full force and effect product liability insurance and comprehensive general liability insurance in amounts and with such coverages as are generally maintained by responsible companies in the same industry.

          2.22 Minute Books. The minute books of the Companies contain a complete summary of all meetings of directors and shareholders since the date of incorporation and reflect all transactions referred to in such minutes accurately in all material respects.

          2.23 Labor Agreements and Actions. None of the Companies is bound by or subject to (and none of its assets or properties is bound by or subject to) any written or oral, express or implied, contract, commitment or arrangement with any labor union, and no labor union has requested or, to the knowledge of the Company and SIS, has sought to represent any of the employees, representatives or agents of any of the Companies. There is no strike or other material labor dispute involving any of the Companies pending, or to the knowledge of the Company and SIS threatened, nor is the Company or SIS aware of any labor organization activity involving its employees. Neither the Company nor SIS is aware that any officer or key employee, or that any group of key employees, intends to terminate their employment with any of the Companies, nor does any of the Companies have a present intention to terminate the employment of any of the foregoing. The employment of each officer and employee of each of the Companies is terminable at will.

          2.24 Section 83(b) Elections. To the best of the Company's and SIS' knowledge, all elections and notices required by Section 83(b) of the Code, and any analogous provisions of applicable state tax laws have been timely filed by all individuals who have purchased shares of the Common Stock or SIS Common Stock which are subject to repurchase pursuant to vesting provisions.

          2.25 Small Business Concern. The Company is a "small business concern" within the meaning of the Small Business Investment Act of 1958, as amended, and the regulations promulgated thereunder (the "Small Business Investment Act"), and Part 121 of Title 13 of the United States Code of Federal Regulations ("CFR"). The information provided by the Company on SBA Forms 480, 652 and 1031 delivered in connection herewith is true and correct.

          2.26 Application of Proceeds. The proceeds from the issuance and sale of the Securities pursuant hereto (the "Proceeds") will be used by the Company to fund working capital, for growth, modernization or expansion, and for the repayment of certain temporary bridge loans to the Company.
     From the Proceeds and the $1,000,000 proceeds from the issuance of Common Stock to Singapore Precision Industries,
     Pte. Ltd. pursuant to a letter agreement dated as of May 12, 1994, an amount not less than $3,250,000 shall be provided by the Company to SIS, to fund marketing expenses and working capital, and to establish a separate accounting system for SIS. The Schedule of Exceptions includes a detailed schedule of the intended use of the Proceeds, which schedule is complete and correct. No portion of the Proceeds (i) will be used to provide capital to a corporation licensed under the Small Business Investment
     Act, (ii) will be used outside the United States (except (x) to acquire abroad materials and industrial property rights for a domestic operation or (y) for transfer to a controlled foreign subsidiary, so long as at least 51% of the assets and activities of the Company will remain within the United States), or (iii) will be used for any purpose contrary to the public interest (including but not limited to activities which are in violation of law) or inconsistent with free competitive enterprise, in each case, within the meaning of 13 CFR Section 107.901. The Company's primary business activity does not involve, directly or indirectly, providing funds to others, the purchase or discounting of debt obligations, factoring or long-term leasing of equipment with no provision for maintenance or repair, and the Company is not classified under Major Group 65 (Real Estate) of the SIC
     Manual.

          2.27 Not an Investment Company. None of the Companies is an Investment Company within the meaning of the Investment Company Act of 1940, as amended.

          2.28 Sales Pipeline. The Company has provided to the Investor a 1994 sales pipeline, which shows in detail projected sales for 1994 and includes a projection as to the number of units to be sold, the expected terms, sales prices, timing of contract finalization and timing of cash payments, and the Company's view as to the probability of consummation of such sales. The 1994 sales pipeline was prepared in good faith by the Company based upon assumptions it believes to be realistic, and nothing has come to the attention of the Company which would lead it to believe that the sales and terms reflected in the 1994 sales pipeline are not realistic or attainable. The Investor understands, however, that future sales are difficult to predict and that actual sales may differ from the projections and such differences may be material.

          2.29 Director Stock Ownership. Each outside director of the Company, other than any director who is an employee or partner of an institutional investor that holds Common Stock, directly owns not less than 10,000 shares of Common Stock, excluding any unexercised options for Common Stock held by such director.

     3.   Representations and Warranties of the Investor.  The
Investor hereby represents and warrants that:

          3.1 Authorization. The Investor has full corporate power and authority to enter into this Agreement. This Agreement constitutes the Investor's valid and legally binding obligation, enforceable in accordance with its terms, except (i) as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally and (ii) as enforceability may be limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

          3.2 Purchase Entirely for Own Account. The Securities to be received by the Investor will be acquired for investment for its own account, not as a nominee or agent, and, except as contemplated by the Shareholder Rights Agreement or otherwise in accordance with applicable securities laws, not with a view to the resale or distribution of any part thereof and without the present intention of selling, granting any participation in, or otherwise distributing the same. The Investor does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the Securities.

          3.3 Disclosure of Information. The Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Securities. The foregoing, however, does not limit or modify the representations and warranties of the Company and SIS in Section 2 of this Agreement or the right of the Investor to rely thereon.

          3.4 Investment Experience. The Investor is an "accredited investor" within the meaning of Rule 501 under Regulation D of the Securities Act of 1933, as amended (the "Act"). The Investor can bear the economic risk of its investment and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Securities. The Investor has not been organized for the purpose of acquiring the Securities. The Investor is a Federal Licensee under the Small Business Investment Act of 1958.

          3.5 Restricted Securities. The Investor understands that the Securities it is purchasing are characterized as "restricted securities" under the federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the Act only in certain limited circumstances. In this connection, the Investor represents that it is familiar with Rule 144 of the Securities and Exchange Commission, as presently in effect, and understands the resale limitations imposed thereby and by the Act.

          3.6 Legends. The Investor understands that the certificates evidencing the Securities will bear the following legend:

               "THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THESE SECURITIES MAY NOT BE SOLD OR OFFERED FOR SALE UNLESS A REGISTRATION STATEMENT UNDER THE ACT IS IN EFFECT WITH RESPECT TO SUCH SALE OR IN THE OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY, SUCH SALE MAY BE MADE PURSUANT TO RULE 144 OR SUCH REGISTRATION OTHERWISE IS NOT REQUIRED."

     Notwithstanding the foregoing, no such registration statement or opinion of counsel shall be necessary for a transfer by the Investor to an affiliated company if the transferee agrees in writing to be subject to the terms hereof to the same extent as if it were the original Investor hereunder.

     4.   Conditions to the Investor's Obligations at Closing.
The obligations of the Investor under this Agreement are subject to the fulfillment on or before the Closing of each of the following conditions, any of which may be waived by the Investor:

          4.1  Representations and Warranties.  The
     representations and warranties of the Company and SIS contained in Section 2 shall be true on and as of the Closing with the same effect as though such representations and warranties had been made on and as of the date of such Closing.

          4.2 Performance. The Company and SIS each shall have performed and complied with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing.

          4.3 Compliance Certificate. The President of the Company shall deliver to the Investor at the Closing a certificate certifying that the conditions specified in Sections 4.1, 4.2, 4.4, 4.5 and 4.10 have been fulfilled and stating that there shall have been no material adverse change in the business, affairs, prospects, operations, properties, assets or condition of any of the Companies since the date of the Financial Statements.

          4.4 Qualifications. All authorizations, approvals or permits, if any, of any governmental authority or regulatory body that are required in connection with the lawful issuance and sale of the Securities pursuant to this Agreement shall be duly obtained and effective as of the Closing.

          4.5 Consents and Coordination. All consents and waivers of stockholders of the Company or SIS, or other third parties that are required in connection with this Agreement and the Shareholders Rights Agreement, and the consummation of the transactions contemplated hereby and thereby, shall be duly obtained and effective as of the Closing.

          4.6 Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated at the Closing and all documents incident thereto shall be satisfactory in form and substance to the Investor, and the Investor shall have received all such counterpart original and certified or other copies of such documents as it may reasonably request.

          4.7 SBIC Documents. The Company shall have completed, executed (where applicable) and delivered to JPMIC, SBA Form
     480, SBA Form 652 and SBA Form 1031.

          4.8 Opinion of Company Counsel. Rubin, Katz, Salazar, Alley & Rouse, counsel for the Company and SIS, shall have delivered an opinion which is addressed to the Investor, dated as of the Closing and in the form attached hereto as Exhibit E.

          4.9 Employee Confidentiality Agreements. Each employee of the Company shall have entered into a Confidentiality Agreement in the form attached hereto as Exhibit D.

          4.10 Board of Directors. Effective as of the Closing, the directors of the Company shall be Eugene A. Bourque, Richard M. Clarke, Paul J. Coleman, Jr., Richard C.E. Morgan, Alfred E. Paulekas and C. Seth Cunningham, and the directors of SIS shall be Jean-Pierre Arnaudo, Eugene A. Bourque, David H. Goodstein, Richard C.E. Morgan, George Peterson, Richard M. Clarke, Bobby J. Kelly and C. Seth Cunningham.

          4.11 Shareholders Rights Agreement. The Company, SIS and Wolfensohn Associates L.P. shall have executed and delivered the Shareholders Rights Agreement.

     5.   Conditions to the Company's Obligations at Closing.
The obligations of the Company to the Investor under this Agreement are subject to the fulfillment on or before the Closing of each of the following conditions, any of which may be waived by the Company:

          5.1  Representations and Warranties.  The
     representations and warranties of the Investor contained in
     Section 3 shall be true on and as of the Closing with the same effect as though such representations and warranties had been made on and as of the Closing.

          5.2 Payment of Purchase Price. The Investor shall have delivered the purchase price specified in Section 1.1.

          5.3 Qualifications. All authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful issuance and sale of the Securities pursuant to this Agreement shall be duly obtained and effective as of the Closing.

     6. Covenants of the Company and SIS. The Company and SIS covenant and agree with the Investor as follows:

          6.1 Information. Each of the Company and SIS covenants and agrees that so long as the Investor or any transferee of the Investor (in each case, together with its a ffiliates) owns or has the right to acquire at least 500,000 shares of Common Stock or Nonvoting Common Stock of the Company (or, in the case of a transferee of the Investor that is not an affiliate of the Investor, 1,300,000 shares) (or, if SIS becomes an independent company, whether by reason of a spinoff, a public offering or otherwise, an equivalent number of shares of SIS Common Stock) (such number of shares to be equitably adjusted for stock splits and reverse stock splits, subdivisions and combinations and similar changes) (each such Investor or transferee being sometimes hereinafter referred to as a "Major Investor"), the Company and SIS shall deliver to such Major Investor the information specified in this Section 6.1 unless such Major Investor at any time specifically requests that such information not be delivered to it.

               (a) Monthly Financial Statement. As soon as available, but in any event not later than thirty (30) days after the end of each month, the unaudited consolidated balance sheet as at the end of each such month of (i) the Company and its subsidiaries as a whole, (ii) SIS and its subsidiaries treated as a separate business (the "Imaging Business") and (iii) the Company and its subsidiaries, other than SIS and its subsidiaries, treated as a separate business (the "Laser Marking Business") and, in each case, the related unaudited consolidated statements of income and cash flows for such month and for the elapsed period in such fiscal year, all in reasonable detail and stating in comparative form (x) the figures as of the end of and for the comparable periods of the preceding fiscal year and (y) the figures reflected in the operating budget for such period as specified in the financial plan delivered pursuant to paragraph (e) hereof. All such financial statements shall be complete and correct in all material respects, shall be prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods reflected therein except as stated therein and except for the omission of footnotes, and shall be accompanied by a certificate of the Company's (or, in the case of the Imaging Business, SIS') president or chief financial officer to such effect.

               (b) Annual Financial Statements. As soon as available, but in any event within ninety (90) days after the end of each fiscal year, a copy of the audited consolidated and consolidating balance sheet of the Company and its subsidiaries (and, if SIS is then an independent company, whether by reason of a spinoff, a public offering or otherwise, of SIS and its subsidiaries) as at the end of such fiscal year and the related audited consolidated statements of operations, stockholders' equity and cash flows for such fiscal year, all in reasonable detail and stating in comparative form the figures as at the end of and for the previous fiscal year, accompanied by an opinion of an accounting firm of recognized national standing, which opinion shall state that such accounting firm's audit was conducted in accordance with generally accepted auditing standards. All such financial statements shall be complete and correct in all material respects and prepared in reasonable detail and in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods reflected therein except as stated therein.

               (c) Material Litigation. Within fifteen (15) days after the Company or SIS learns of the commencement or written threat of commencement of any material litigation (including, without limitation any patent litigation) or proceeding against the Company or SIS or the assets of the Company or SIS, or of any claim relating to environmental matters, written notice of the nature and extent of such litigation, proceeding or claim.

               (d) Other Reports and Statements. Promptly, but in any event within ten (10) days, after any distribution to its shareholders generally or to specific shareholders by agreement, to its directors, to prospective investors or to the financial community of an annual report, proxy statement, registration statement or other similar report or communication or other information, a copy of each such report, proxy statement, registration statement or other similar report or communication or other information; and promptly, but in any event within ten (10) days after any filing with the Securities and Exchange Commission or with any national securities exchange or with the National Association of Securities Dealers, of any publicly available annual or periodic or special report or proxy statement or registration statement, a copy of such report or statement; and promptly, but in any event within two (2) business days, after released, copies of all press releases and other statements made available generally by the Company or SIS to the public concerning material developments.

               (e) Budgets. As soon as available, but in any event not later than thirty (30) days prior to the end of each fiscal year, the financial plan for the Company, the Imaging Business and the Laser Marking Business for the next succeeding fiscal year, including but not limited to cash flow and balance sheet projections and operating budgets, calculated monthly; and any updates or revisions to such plan as soon as available.

               (f)  Accountants' Management Letters, etc.
     Promptly after receipt, copies of all accountants' management letters and all management and board responses to such letters, and all certificates as to compliance, defaults, material adverse changes, material litigation or similar matters.

               (g) Shareholders' Lists. Within ninety (90) days after the end of each fiscal year, a list of principal shareholders, showing the authorized and outstanding shares by class (including the common stock equivalents of any convertible security), the holdings of all persons that hold more than one percent (1%) of all outstanding shares (both before giving effect to dilution and on a fully-diluted basis), the holdings of all officers, directors and employees, and all outstanding options, warrants and convertible securities, and detailing all options granted (or, if material, expected to be granted), exercised or lapsed (and the exercise price thereof) and all shares issued or sold (and the price therefor).

               (h) Option Plans. Within ninety (90) days after the end of each fiscal year, and in addition to the information requested in paragraph (g) above, copies of all stock option plans, and a list detailing all options granted, issued or lapsed (and the exercise price thereof); all warrants granted or issued (whether to directors, in connection with financings or otherwise) or lapsed (and the exercise price thereof); and all stock issued or sold (including in each case, without limitation, all option and warrant exercise prices, stock issuance prices, and other terms).

               (i) Certain Agreements. Promptly, but in any event not later than ten (10) days after execution, copies of any material agreement entered into by the Company, SIS or any of their subsidiaries, with any shareholder, director, officer or managerial or executive employee of the Company, SIS or any of their subsidiaries.

               (j) Other Information and Access. From time to time, and promptly, such additional information regarding results or operations, financial condition, business or prospects of the Company, SIS or its subsidiaries, including without limitation, cash flow analyses, projections and minutes of any meetings of the Board of Directors, as is available to the Company or SIS which a Major Investor may reasonably request for proper purposes. The Company and SIS shall also afford to each Major Investor (and its representatives) access, at reasonable times and on reasonable prior notice, to the books, records and properties of the Company, SIS and their subsidiaries.

          6.2 Meetings. So long as the Investor or any transferee of the Investor is a Major Investor, the Company (and, if SIS becomes an independent company, whether by reason of a spinoff, a public offering or otherwise, SIS) will hold an annual meeting of all shareholders at which information with respect to its business will be furnished and discussed, such meeting to be held between ninety (90) and one hundred eighty (180) days after the end of each fiscal year. The Company (or SIS, as applicable) will notify each shareholder of the time and place of such annual meeting not less than ten (10) nor more than sixty (60) days prior to the date of such meeting.

          6.3 Observer Rights. The Company or SIS, as applicable, shall give to each Major Investor (if it does not at that time have a designee on the Board of Directors of the Company or SIS, as applicable) notice of each meeting of the Board of Directors of the Company and SIS at the same time and in the same manner as notice is given to the directors. A designee of each Major Investor shall be entitled to attend in person, as an observer, all meetings held in person and to participate in telephone meetings of the Board of Directors of the Company and SIS solely for the purpose of allowing such Major Investor to have current information with respect to the affairs of the Company and SIS. The Company or SIS, as applicable, shall provide to each Major Investor in connection with each meeting it is entitled to attend, whether or not present at such meeting, copies of all notices, minutes, consents, and all other materials or information that the Company or SIS provides to the directors with respect to such meeting, at the same time such materials and information are given to the directors (except that materials and information provided to directors at meetings of the Board of Directors at which a designee of each Major Investor is not present shall be provided to such Major Investor promptly after the meeting). If the Board of Directors proposes to take any action by written consent in lieu of a meeting, the Company or SIS, as applicable, shall give written notice thereof to each Major Investor prior to the effective date of such consent describing in reasonable detail the nature and substance of such action. The Company or SIS, as applicable, shall bear all travel and related expenses incurred by each Major Investor's designee associated with attending meetings (whether as a director or an observer). Any director's compensation due to a representative of JPMIC (or an affiliate thereof) shall be paid directly to JPMIC (or such affiliate) and not to such representative.

          6.4  Certain Additional Agreements.

               (a) Rule 144. So long as the Investor or any transferee of the Investor is a Major Investor, the Company (and, at such time as it is subject to the reporting requirements of the Exchange Act, SIS) will timely file the reports required to be filed by it under the Act and the Exchange Act and the rules and regulations promulgated thereunder, to the extent required from time to time to enable the Investor to sell the Securities (or any shares of SIS Common Stock) without registration under the Act within the limitation of the exemptions provided by (i) Rule 144 under the Act, as such Rule may be amended from time to time, or (ii) any similar rule or regulation hereafter adopted by the SEC. Upon the request of the Investor, the Company and SIS will deliver a written statement as to whether it has complied with such requirements.

               (b) Transaction with Affiliates. Neither the Company, SIS nor any subsidiary of the Company or SIS shall, directly or indirectly, enter into any transaction or agreement with any shareholder of the Company or SIS, or with any affiliate of the Company, SIS or of any such shareholder, unless the transaction or agreement is reviewed and approved by a majority of the disinterested directors of the Board of Directors of the Company or SIS, as applicable.

               (c) Publicity. Except as may be required by law, none of the Companies shall use the name of, or make reference to, JPMIC or any of its affiliates in any press release or in any public manner without JPMIC's prior written consent.

          6.5  Certain Covenants Relating to SBA Matters.

               (a)  Use of Proceeds.  The proceeds of the
     issuance and sale of the Securities pursuant hereto shall be used only as set forth in the first three sentences of
     Section 2.26, and no portion of such proceeds shall be applied to any prohibited use described in the fourth sentence of Section 2.26. Within 30 days after the end of each month during which the proceeds of the issuance and sale of the Securities are being applied, each of the Company and SIS shall provide to JPMIC a certificate of its respective chief financial officer describing the use of such proceeds and verifying that the use of such proceeds is in accordance with this Section 6.5(a) and Section 2.26.
     The Company and SIS each shall provide JPMIC and the Small Business Administration access to the Company's and SIS's books and records for the purpose of confirming the use of proceeds. The Company acknowledges and agrees that upon any breach of the covenants and agreements set forth in this
     Section 6.5, or the representation set forth in Section 2.26, JPMIC shall be entitled (in addition to all if its other rights and remedies, including the right to sue for damages) to require rescission of this Agreement and immediate repayment in full of the purchase price for the Securities.

               (b) Business Activity. For a period of one year following the Closing, neither the Company nor SIS shall change its business activity if such change would render the Company or SIS ineligible as a "Small Concern" under the Small Business Investment Act and the regulations thereunder. The Company acknowledges and agrees that upon any breach of the covenant set forth in this Section 6.5(b), JPMIC shall be entitled (in addition to all of its other rights and remedies, including the right to sue for damages) to require rescission of this Agreement and immediate repayment in full of the purchase price for the Securities.

               (c)  Compliance.  So long as JPMIC holds any
     Securities or Conversion Stock, the Company will at all times comply with the non-discrimination requirements of 13
     C.F.R. Parts 112, 113 and 117.

               (d) Information for SBIC Investor. Within forty-five (45) days after the end of each fiscal year and at such other times as JPMIC may request, the Company and SIS shall deliver to JPMIC an assessment, in form and substance satisfactory to JPMIC, of the economic impact of JPMIC's financing, specifying the full-time equivalent jobs created or retained, the impact of the financing on the Company's and SIS's business, in terms of expanded revenue and taxes, and other appropriate economic benefits, including, but not limited to, technology development or commercialization, minority business development, urban or rural business development, expansion of exports and assistance to manufacturing firms. Upon request, the Company and SIS promptly (and in any event within 20 days of such request) will furnish to JPMIC all information requested by JPMIC in order for JPMIC to prepare and file SBA Form 468 or to prepare an assessment of the economic impact of JPMIC's financing, and any other information requested or required by any governmental agency asserting jurisdiction over JPMIC. The Company and SIS shall afford to representatives of the Small Business Administration access to the books, records and properties of the Company, SIS and their subsidiaries. Upon the request of JPMIC at any time or from time to time, the Company and SIS each shall provide to JPMIC and the Small Business Administration a certificate of its respective chief financial officer certifying compliance by the Company and SIS with the provisions of this Section 6.5

          6.6 Transfers by JPMIC to its Affiliates. The Company, SIS and the undersigned holders of Common Stock of the Company (the "Common Shareholders") hereby covenant and agree that, upon the request of JPMIC in connection with a proposed transfer of shares of capital stock of the Company or SIS from JPMIC to one or more of its affiliates that is subject to the provisions of Regulation Y of the Board of Governors of the Federal Reserve System (12 C.F.R. Part 225) or any successor to such regulation (a "Regulation Y Shareholder"), the Company, SIS and the Common Shareholders will take such actions (including voting all shares of stock of the Company and SIS held by them in favor of such actions) as JPMIC may reasonably request, including, without limitation, taking such actions as may be required in order:

               (i) to amend the certificates of incorporation of the Company and SIS to create (or if already created, to increase as required the number of authorized shares
          of) a class of nonvoting common stock having rights substantially identical to the Common Stock or SIS Common Stock, as applicable, except that: (A) the nonvoting common stock shall have no voting rights (except for voting rights with respect to any amendment to the certificate of incorporation that would adversely affect the class or the rights of Regulation Y Shareholders and except as otherwise required by law); and (B) the nonvoting common stock shall be convertible in whole or in part into Common Stock or SIS Common Stock, as applicable, provided that the holder may lawfully hold such Common Stock or SIS Common Stock, as applicable;

               (ii) to amend the certificates of incorporation of the Company and SIS so that the Common Stock and SIS Common Stock, as applicable, held by a Regulation Y Shareholder shall be convertible into nonvoting common stock;

               (iii) to exchange or convert such number of shares of Common Stock and SIS Common Stock for nonvoting common stock as JPMIC or any Regulation Y Shareholder may request;

               (iv) to amend this Agreement and the Shareholders Rights Agreement so that (A) at the election of JPMIC any covenant in favor of and any right afforded to JPMIC shall run in favor of and be afforded to such Regulation Y Shareholder (including, without limitation, registration rights, tag-along rights, preemptive rights and informational rights) and (B) the covenants and agreements contained in Sections 2.26, 6.5(a) and (b), 6.7(b) and (d), and 8 of this Agreement shall terminate with respect to JPMIC and shall not apply to such Regulation Y Shareholder, and neither JPMIC nor such Regulation Y Shareholder shall be a party to or bound by or have the right to enforce, amend or waive such provisions; and

               (v) to cause the Company and SIS to enter into an agreement with the Regulation Y Shareholder providing for the matters referred to in the term sheet attached hereto as Exhibit F ("Regulation Y Term Sheet").

     Without limiting the generality of the foregoing, in connection with any such transfer by JPMIC to a Regulation Y Shareholder, the Company, SIS and the Common Shareholders shall take such other actions and enter into such further agreements as JPMIC or such Regulation Y Shareholder may reasonably request in order to permit such transfer and to permit such Regulation Y Shareholder to comply with regulatory limitations applicable to it.

          6.7  Certain Covenants Relating to Corporate Matters.

               (a) Amendments to Certificate of Incorporation; Creation of Nonvoting Common Stock. The Company, SIS and the Common Shareholders hereby covenant and agree that as soon as practicable (but in any event not later than December 31, 1995) they will take such actions (including voting all shares of stock of the Company and SIS held by them in favor of such actions) as may be required in order to amend the certificates of incorporation of the Company and SIS (i) to create a class of nonvoting common stock having rights substantially identical to the Common Stock or SIS Common Stock, as applicable, except that (A) the nonvoting common stock shall have no voting rights (except for voting rights with respect to any amendment to the certificate of incorporation that would adversely affect the class and except as otherwise required by law) and (B) the nonvoting common stock shall be convertible in whole or in part into Common Stock or SIS Common Stock, as applicable, provided that the holder may lawfully hold such Common Stock or SIS Common Stock, as applicable; and (ii) to increase the number of authorized shares of Common Stock of the Company to accommodate the long-term interests of the Company.

               (b) Spin-off of SIS. The Company covenants and agrees to use its best efforts to effect a tax-free spin-off of SIS to the shareholders of the Company (the "SIS Spin-off") prior to December 31, 1995.

               (c) NASDAQ NMS. The Company covenants and agrees to use all reasonable efforts to have the Common Stock designated as NASDAQ National Market System Securities and included on the NASDAQ National Market System prior to December 31, 1995.

               (d) Ownership of SIS. The Company covenants and agrees that at all times prior to the SIS Spin-off it shall retain ownership of at least 80% of the total combined voting power of all classes of stock of SIS entitled to vote and at least 80% of the total number of shares of all other classes of stock of SIS.

               (e) Reverse Stock Split. The Company covenants and agrees to consider in good faith with JPMIC the desirability of effecting a reverse split of the Common
     Stock at a ratio of not less than 20 to 1.

               (f) Tax Treatment. The Company agrees that for federal, state and local income tax purposes it shall not claim a deduction due to any difference between the conversion price contained in the Convertible Note and the trading price of the Common Stock at any date.

     7. Preemptive Rights. The Company and SIS hereby grant to each Major Investor a preemptive right to purchase all or any part of New Securities (as defined in this Section 7) which the Company or SIS may, from time to time, propose to sell and issue.

               (a) Except as set forth below, "New Securities" shall mean any shares of capital stock of the Company or SIS including shares of Common Stock and SIS Common Stock and shares of preferred stock, whether now authorized or not, and rights, options or warrants to purchase such shares of Common Stock, SIS Common Stock or preferred stock, and securities of any type whatsoever that are, or may become, convertible into such shares of Common Stock, SIS Common Stock or preferred stock. Notwithstanding the foregoing, "New Securities" does not include (i) securities issuable upon exercise or conversion of currently outstanding securities, (ii) securities offered to the public generally pursuant to an effective registration statement under the Act, (iii) securities issued pursuant to the acquisition of another corporation by the Company or SIS by merger, purchase of shares, purchase of substantially all of the assets or other reorganization whereby the Company or SIS, as applicable, or its shareholders acquire not less than fifty-one percent (51%) of the voting power of such corporation or entity, (iv) securities issued to employees, officers and directors of, and consultants to, the Company or SIS, pursuant to any arrangement approved by the Board of Directors of the Company or SIS, as applicable, (v) stock issued pursuant to any rights or agreements including without limitation convertible securities, options and warrants, provided that the preemptive rights established by this Section 7 apply with respect to the initial sale or grant by the Company or SIS, as applicable, of such rights or agreements or (vi) stock issued in connection with any stock split, stock dividend or recapitalization by the Company or SIS.

               (b) In the event the Company or SIS proposes to undertake an issuance of New Securities, it shall give each Major Investor written notice of its intention, describing the type of New Securities, and the price and general terms upon which the Company or SIS, as applicable, proposes to issue the same. The Major Investor shall have fifteen (15) days from the date any such notice is given to agree to purchase all or any part of such New Securities for the price and upon the general terms specified in the notice by giving written notice to the Company or SIS, as applicable, and stating therein the quantity of New Securities to be purchased.

               (c) In the event the Major Investor fails to exercise the preemptive right within such fifteen (15) day period, the Company or SIS, as applicable, shall have ninety
     (90) days thereafter to sell or enter into an agreement (pursuant to which the sale of New Securities covered thereby shall be closed, if at all, within sixty (60) days from the date of such agreement) to sell the New Securities not elected to be purchased by the Major Investor at the price and upon general terms no more favorable to the purchasers of such securities than specified in the notice given by the Company or SIS, as applicable. In the event the Company or SIS has not sold the New Securities or entered into an agreement to sell the New Securities within such ninety (90) day period (or sold and issued New Securities in accordance with the foregoing within sixty
     (60) days from the date of such agreement), the Company or SIS shall not thereafter issue or sell any New Securities, without first offering such securities in the manner provided above.

               (d) To the extent (and only to the extent) that the preemptive right granted under this Section 7 affords a Major Investor the right to purchase a portion of the New Securities that exceeds such Major Investor's pro rata share of the New Securities (the "Excess Right"), such Excess Right shall be subject to the Company's and SIS' right to sell New Securities to any outside investor that the Board of Directors of the Company or SIS, as applicable, considers to be a strategic investor. A pro rata share, for purposes of this Section 7(d), is the ratio that the sum of the number of shares of Common Stock (or SIS Common Stock, as applicable) then held by the Major Investor and the number of such shares issuable upon conversion of the Convertible

     Note bears to the sum of the total number of shares of Common Stock (or SIS Common Stock, as applicable) then outstanding and the total number of such shares issuable upon conversion of the Convertible Note.

     8. Board Representation. For so long as JPMIC is a Major Investor, the Common Shareholders, the Company and SIS, and the directors of the Company and SIS, will take all steps necessary (including, in the case of the Common Shareholders and the Company, voting all shares of Common Stock and SIS Common Stock owned by them) and use their best efforts to secure the election by the shareholders of the Company and SIS of C. Seth Cunningham, or such other individual as JPMIC from time to time may designate in his place, to the Board of Directors of the Company and SIS and, pending such election by the shareholders, will exercise all power and authority they have under applicable law to appoint C. Seth Cunningham or such other individual to such Boards. The Company and SIS each agrees that it will indemnify JPMIC, and upon the election of JPMIC's designee to the Board of Directors, such designee, as provided in, and by execution and delivery to JPMIC of, a letter agreement in the form attached hereto as Exhibit G. The Company and SIS each also represents and warrants that its certificate of incorporation and bylaws provide, and agrees that they shall continue to provide, for indemnification and exculpation of directors to the fullest extent permitted under the laws of the state of Delaware. Any director's compensation due to a representative of JPMIC (or an affiliate thereof) shall be paid directly to JPMIC (or such affiliate) and not to such representative.

     9. Indemnification. The Company and SIS, jointly and severally, agree to indemnify the Investor and each officer, director, employee, agent and affiliate of the Investor (the "Indemnified Parties") for, and hold each Indemnified Party harmless from and against: (i) any and all damages, losses, claims and other liabilities of any and every kind, including, without limitation, judgments and costs of settlement, and (ii) any and all out-of-pocket costs and expenses of any and every kind, including, without limitation, reasonable fees and disbursements of one counsel for such Indemnified Parties (selected by the Investor) (all of which expenses periodically shall be reimbursed as incurred), in each case, arising out of or suffered or incurred in connection with (A) any investigative, administrative or judicial proceeding or claim brought or threatened relating to or arising out of the Investor's purchase of the Securities, or this Agreement, the Shareholders Rights Agreement or the transactions contemplated hereby and thereby, or the Company's or SIS' use of the proceeds received in connection with the sale of the Securities or (B) any inaccuracy or alleged inaccuracy in any representation or warranty of the Company or SIS made or incorporated by reference in this Agreement or any breach or alleged breach by the Company or SIS of any covenant or agreement made or incorporated by reference in this Agreement or the Shareholders Rights Agreement. The liability of the Company and SIS pursuant to clause (i) of the first sentence of this
Section 9 shall be limited to $5,000,000 in the case of the Company, and $3,250,000 in the case of SIS. The liability of the Company and SIS pursuant to clause (ii) of the first sentence of this Section 9 shall not be limited and shall be in addition to the liability of the Company and SIS pursuant to clause (i) of such sentence.

     10.  Miscellaneous.

          10.1 Survival of Warranties. The warranties, representations, covenants and agreements of the Company, SIS and the Investor contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and the Closing and shall in no way be affected by any investigation of the subject matter thereof made by or on behalf of the Company, SIS or the Investor.

          10.2 Successors and Assigns. Subject to the share minimums with respect to certain rights set forth in
     Section 6, the Investor and each assignee of the Investor may, without the consent of the Company or SIS, assign its rights under this Agreement, in whole or in part, in connection with (i) any sale or transfer to an affiliate or
     (ii) in the case of a non-affiliate, a sale or transfer of at least 1,300,000 shares of Common Stock (or an equivalent number of shares of SIS Common Stock) (such number of shares to be equitably adjusted for stock splits and reverse stock splits, subdivisions and combinations and similar changes), and the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

          10.3 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York (without reference to its rules as to conflicts of law).

          10.4 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

          10.5 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

          10.6 Notices. Unless otherwise provided, any notice required or permitted under this Agreement shall be given in writing and shall be deemed effectively given upon receipt by the party to be notified or five (5) days after deposit with the United States Post Office, by registered or certified mail, postage prepaid and addressed to the party to be notified (i) if to the Company, at the following address:

               Lasertechnics, Inc.
               5500 Wilshire Avenue, N.E.,
               Albuquerque, New Mexico  87113
               Attn:  Eugene A. Bourque, President

               with a copy to:

               Rubin, Katz, Salazar, Alley & Rouse
               123 East Marcy, Suite 200
               Santa Fe, New Mexico  87501
               Attn:  James B. Alley, Jr.


     (ii)      if to SIS, at the following address:

               Sandia Imaging Systems Corporation
               3208 Commander Drive
               Carrollton, Texas  75006
               Attn:  George Peterson, President

               with a copy to:

               Munsch Hardt Kopf Harr & Dinan
               4000 Fountain Place
               Dallas, Texas  75202-2790
               Attn:  A. Michael Hainsfurther

     (iii)     if to JPMIC, at the following address:

               J.P. Morgan Investment Corporation
               60 Wall Street
               New York, New York 10260
               Attn:  C. Seth Cunningham, Managing Director

               with a copy to:

               Proskauer Rose Goetz & Mendelsohn
               1585 Broadway
               New York, New York 10036
               Attn:  Bruce Lieb
     or at such other address as any of the parties may designate by ten (10) days' advance written notice to the other parties.

          10.7 No Finder's Fee. Each party represents that it is not, and will not be, obligated for any finder's fee or commission in connection with this transaction.

          The Investor agrees to indemnify and hold harmless the Company from any liability for any commission or compensation in the nature of a finder's fee (and the costs and expenses of defending against such liability or asserted liability) for which the Investor or any of its officers, employees or representatives is responsible.

          The Company and SIS jointly and severally agree to indemnify and hold harmless the Investor from any liability for any commission or compensation in the nature of a finder's fee (and the costs and expenses of defending against such liability or asserted liability) for which the Company or SIS or any of their respective officers, employees or representatives is responsible.


          10.8 Expenses. The Company and SIS jointly and severally agree to pay the fees and reasonable expenses of counsel for JPMIC incurred in connection with this Agreement and the transactions contemplated hereby (including the fees and expenses of Proskauer Rose Goetz & Mendelsohn and of special intellectual property counsel for JPMIC), including, without limitation, any reasonable legal fees and expenses relating to any future waiver, consent or amendment, whether or not any such future action is given or consummated and whether related to the Company or SIS). The Company and SIS also jointly and severally agree to pay the reasonable fees and expenses of accountants for JPMIC in connection with accounting due diligence relating to the transactions contemplated by this Agreement, and the reasonable expenses incurred by JPMIC in connection with a background check of key executives of the Company and SIS.

          10.9 Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of JPMIC and the Company (if such amendment or waiver adversely affects the rights or liabilities of the Company) and/or SIS (if such amendment or waiver adversely affects the rights or liabilities of SIS).

          10.10 Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

          IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written

                              "COMPANY"

                              LASERTECHNICS, INC.


                              By:/s/ E.A. Bourque
                                 ----------------------------
                                 Name:  E.A. Bourque
                                      -----------------------
                                 Title: President
                                       ----------------------


                              "SIS"

                              SANDIA IMAGING SYSTEMS CORP.


                              By:/s/ George Peterson
                                 ----------------------------
                                 Name:  George Peterson
                                       ----------------------
                                 Title: President
                                       ----------------------


                              "INVESTOR OR JPMIC"

                              J.P. MORGAN INVESTMENT CORPORATION


                              By:/s/ C. Seth Cunningham
                                 -----------------------------
                                 Name:   C. Seth Cunningham
                                 Title:  Managing Director



As to Sections 6.6, 6.7(a) and 8:

"COMMON SHAREHOLDERS"

WOLFENSOHN ASSOCIATES L.P.
By:  WOLFENSOHN PARTNERS L.P.,
       its General Partner

By:/s/ Richard C.E. Morgan
   ----------------------------
   Name:  Richard C.E. Morgan
         ----------------------
   Title: General Partner
         ----------------------

                           EXHIBIT II




THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF
1933, AS AMENDED (THE "ACT").  THIS NOTE MAY NOT BE SOLD OR
OFFERED FOR SALE EXCEPT IN COMPLIANCE WITH THE ACT AND APPLICABLE
STATE SECURITIES LAWS.


                       LASERTECHNICS, INC.


                   CONVERTIBLE PROMISSORY NOTE

                                               New York, New York
$345,000                                             July 8, 1994


          LASERTECHNICS, INC., a corporation duly organized and validly existing under the laws of the State of Delaware (the "Company"), for value received, hereby promises to pay to J.P. Morgan Investment Corporation or its registered assigns (the "Holder"), the principal sum of Three Hundred Forty-five Thousand Dollars ($345,000) together with interest thereon from the date hereof (computed on the basis of a 360-day year and actual days elapsed) at the rate of ten percent (10%) per annum (but in no event to exceed the maximum rate permitted under applicable provisions of law). Subject to the provisions of Section 2 hereof relating to conversion of this Note, the principal of and accrued interest on this Note shall be due and payable on the earlier to occur of (i) July 8, 1999 (the "Maturity Date") and
(ii) when declared due and payable by the Holder upon the occurrence of an Event of Default (as defined below). The payment of principal and interest shall be made in such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts. Principal and interest on this Note shall be paid by wire transfer of Federal Funds in accordance with the written instructions of the Holder or, in the absence of such instructions, by check mailed to the Holder's address set forth in the Purchase Agreement (as defined below). This Note is issued pursuant to the Common Stock and Convertible Note Purchase Agreement among the Company, Sandia Imaging Systems Corp. ("SIS") and the Holder dated as of July 8, 1994 (the "Purchase Agreement"), and the Holder of this Note is entitled to certain rights and privileges set forth in the Purchase Agreement.

          1. Events of Default. If any of the events specified in this Section 1 shall occur (herein individually referred to as an "Event of Default"), the Holder of this Note may, so long as such condition exists, declare the entire principal and unpaid accrued interest hereon immediately due and payable, by notice in writing to the Company:

               (i) Default in the payment of the principal of or accrued interest on this Note when due and payable;

               (ii) Any representation or warranty made by the Company or SIS in the Purchase Agreement shall have been incorrect or misleading in any material respect when made;

               (iii) The Company or SIS shall default in the performance or observance of any term, covenant, condition or agreement contained in the Purchase Agreement and, if capable of being remedied, such default shall continue unremedied for a period of 10 days after written notice shall have been given by the Holder to the Company;

               (iv) The institution by the Company or SIS of proceedings to be adjudicated as bankrupt or insolvent, or the consent by it to institution of bankruptcy or insolvency proceedings against it, or the filing by it of a petition or answer or consent seeking reorganization or release under the federal Bankruptcy Act or any other applicable federal or state law, or the consent by it to the filing of any such petition or the appointment of a receiver, liquidator, assignee, trustee or other similar official of the Company or SIS or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the taking of corporate action by the Company or SIS in furtherance of any such action; or

               (v) If, within sixty (60) days after the commencement of an action against the Company or SIS seeking any bankruptcy, insolvency, reorganization, liquidation, dissolution or similar relief under any present or future statute, law or regulation, such action shall not have been resolved in favor of the Company or SIS, as applicable, or all orders or proceedings thereunder affecting the operations or the business of the Company or SIS, as applicable, stayed, or if the stay of any such order or proceeding shall thereafter be set aside, or if, within sixty (60) days after the appointment without the consent or acquiescence of the Company or SIS of any trustee, receiver or liquidator of the Company or SIS or of all or any substantial part of its properties, such appointment shall not have been vacated.

          2.   Conversion.

               2.1 Optional Conversion. Subject to the terms and provisions of this Section 2, the Holder shall have the right, at the Holder's option, at any time and from time to time, to convert the principal amount of this Note and all accrued interest thereon, or such portion of such principal amount (together with all accrued interest thereon) as the Holder may wish, into fully paid and nonassessable shares of the common stock of the Company ("Common Stock") or, after it has been created, Nonvoting Common Stock of the Company (as defined below). The number of shares of Common Stock and Nonvoting Common Stock into which this Note may be converted shall be determined by dividing the principal amount and accrued interest to be converted by the Conversion Price (as defined below) in effect at the time of such conversion. The Conversion Price shall be equal to $0.95, subject to the adjustments set forth in
Section 3.

               2.2  Automatic Conversion.  Pursuant to Section
6.7 of the Purchase Agreement, the Company has agreed to take such actions as may be required in order to amend the certificate of incorporation of the Company to create a class of nonvoting common stock (the "Nonvoting Common Stock") having rights substantially identical to the Common Stock, except that (A) the Nonvoting Common Stock shall have no voting rights (except for voting rights with respect to any amendment to the certificate of incorporation that would adversely affect the class and except as otherwise required by law) and (B) the Nonvoting Common Stock shall be convertible in whole or in part into Common Stock provided that the holder may lawfully hold such Common Stock. (Shares of Common Stock and Nonvoting Common Stock are sometimes hereinafter collectively referred to as "Common Shares.") On the date of creation of a sufficient number of shares of Nonvoting Common Stock to permit conversion of this Note, provided there is then no Event of Default, the entire principal amount of this Note and all accrued interest thereon automatically shall be converted into shares of Nonvoting Common Stock (and, to the extent the Holder so requests, Common Stock) at the Conversion Price at the time in effect.

               2.3  Partial Conversion.  Upon any partial
conversion of this Note pursuant to Section 2.1, a new note for the unconverted portion of the principal amount bearing the date of original issue and having the same rights and privileges as this Note shall be delivered to the Holder.

               2.4  Mechanics and Effect of Conversion.  No
fractional shares of Common Stock or Nonvoting Common Stock will be issued upon conversion of this Note. In lieu of any fractional shares to which the Holder would otherwise be entitled, the Company will pay to the Holder the cash value of any fractional share. To optionally convert this Note into Common Stock or Nonvoting Common Stock pursuant to Section 2.1, the Holder shall surrender this Note at the principal offices of the Company, together with a written notice (the "Conversion

Notice") to the Company of the Holder's election to convert. If this Note automatically is converted pursuant to Section 2.2, written notice shall be delivered to the Holder at its address set forth in the Purchase Agreement (or otherwise given by the Holder to the Company for the purpose of notice), notifying the Holder of the conversion to be effected, specifying the Conversion Price, the principal amount of the Note to be converted, the amount of accrued interest to be converted, the date on which such conversion will occur (the "Automatic Conversion Date") and calling upon such Holder to surrender this Note at the principal offices of the Company. At its expense, the Company will, as soon as practicable thereafter, issue and deliver to such Holder at such principal office, a certificate or certificates for the number of shares of Common Stock or Nonvoting Common Stock, to which such Holder is entitled upon such conversion, together with any other securities and property to which the Holder is entitled upon such conversion under the terms of this Note, including a check payable to the Holder for any cash amounts payable as described above in respect of fractional shares. In the event of any optional conversion of this Note pursuant to Section 2.1, such conversion shall be deemed to have been made immediately prior to the close of business on the date of the surrender and delivery of this Note and the corresponding Conversion Notice, and in the case of any automatic conversion of this Note pursuant to Section 2.2, such conversion shall be deemed to have been made immediately prior to the close of business on the Automatic Conversion Date, and the Holder shall be treated for all purposes as the record holder of such shares of Common Stock or Nonvoting Common Stock, as applicable, as of such date.

          3.   Anti-Dilution and Other Provisions.

               3.1  Adjustments for Stock Dividends,
Subdivisions, Combinations and Reclassifications. In the event the Company shall (i) pay a stock dividend or make a distribution to holders of Common Stock in shares of its Common Stock, (ii) subdivide its outstanding shares of Common Stock, (iii) combine its outstanding shares of Common Stock into a smaller number of shares, or (iv) issue by reclassification of its shares of Common Stock any shares of capital stock of the Company, then (A) the Conversion Price shall be increased or decreased, as the case may be, to an amount which shall bear the same relation to the Conversion Price in effect immediately prior to such action as the total number of shares outstanding immediately prior to such action shall bear to the total number of shares outstanding immediately after such action and (B) this Note automatically shall be adjusted so that it thereafter shall be convertible into the kind and number of Common Shares or other securities which the Holder would have owned and would have been entitled to receive after such action if this Note had been converted immediately prior to such action or any record date with respect thereto. An adjustment made pursuant to this Section 3.1 shall become effective retroactively immediately after the record date in the case of a dividend or distribution of Common Stock and shall become effective immediately after the effective date in the case of a subdivision, combination or reclassification.

               3.2 Adjustment for Certain Distributions. In the event the Company shall fix a record date for the making of a distribution to all holders of Common Stock (including, without limitation, any such distribution made in connection with a consolidation or merger in which the Company is the continuing corporation) of (i) assets (other than cash dividends payable out of consolidated net income or retained earnings or dividends payable in Common Stock), (ii) equity or debt securities of the Company (except for the Common Stock of the Company) or evidences of indebtedness of the Company, (iii) equity or debt securities of any corporation other than the Company (including, without limitation, equity or debt securities of SIS) or evidences of indebtedness of any such corporation, or (iv) subscription rights, options or warrants to purchase any of the foregoing assets or securities, whether or not such rights, options or warrants are immediately exercisable (hereinafter collectively called "Distributions on Common Stock"), the Company shall make provisions for the Holder to receive upon conversion of this Note, a proportional amount (depending upon the extent to which this Note is converted) of such assets, equity or debt securities, evidences of indebtedness or such other rights, as if such Holder had converted this Note on or before such record date.

               3.3  Adjustment for Consolidations and Mergers.
In case of any consolidation or merger of the Company with or into another corporation or the sale of all or substantially all of the assets of the Company to another corporation, this Note thereafter shall be convertible into the kind and amount of shares of stock or other securities or property to which a holder of the number of shares of Common Stock or Nonvoting Common Stock of the Company issuable upon conversion of this Note would have been entitled upon such consolidation, merger or sale; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Company) shall be made in the application of the provisions in this Section 3, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and adjustments of the number of Common Shares into which this Note is convertible) shall thereafter be applicable, as nearly as reasonably may be, in relation to any shares of stock or other securities or property thereafter deliverable upon the conversion of this Note.

               3.4 Other Dilutive Events. If any event shall occur as to which the provisions of this Section 3 shall not be strictly applicable, but with respect to which the failure to make any adjustment to the Conversion Price and the number of shares issuable upon conversion of this Note would not fairly protect the conversion rights contained in this Note in accordance with the intent and principles of this Section 3, upon request of the Holder, the Company shall appoint a firm of independent public accountants reasonably acceptable to the Holder which shall give its opinion upon the adjustments, if any, consistent with the intent and principles established in this
Section 3 necessary to preserve without dilution the conversion rights represented by this Note. Upon receipt of such opinion, the Company will promptly mail a copy thereof to the Holder and shall make the adjustments described therein.

               3.5 No Impairment. The Company will not, by amendment of its certificate of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company but will at all times in good faith assist in the carrying out of all the provisions of this Section 3 and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the Holder against impairment.

               3.6  Notices to Holder.  If at any time,

               (a) the Company shall take any action which would require an adjustment pursuant to this Section 3 in the Conversion Price or in the number of shares issuable upon conversion of this Note; or

               (b) the Company shall authorize the making to the holders of its Common Stock of any Distributions on Common
     Stock as set forth in Section 3.2; or

               (c) the Company shall issue any additional shares of Common Stock or declare any dividend (or any other distribution) on its Common Stock; or

               (d) there shall be any capital reorganization or reclassification of the Common Stock, or any consolidation or merger to which the Company is a party, or any sale or transfer of all or substantially all of the assets of the Company; or

               (e) there shall be a voluntary or involuntary dissolution, liquidation or winding-up of the Company; then, in any one or more of such cases, the Company shall give written notice to the Holder, not less than 20 days before any record date or other date set for definitive action, or of the date on which such reorganization, reclassification, sale, consolidation, merger, dissolution, liquidation or winding up shall take place, as the case may be. Such notice shall also set forth such facts as shall indicate the effect of such action (to the extent such effect may be known at the date of such notice) on the current Conversion Price and the kind and amount of Common Shares and other securities and property deliverable upon conversion of this Note. Such notice shall also specify the date as of which the holders of the Common Stock of record shall be entitled to exchange their Common Stock for securities or other property deliverable upon such reorganization, reclassification, sale, consolidation, merger, dissolution, liquidation or winding up, as the case may be.

               3.7 Reservation of Stock. The Company covenants that it will at all times reserve and keep available, solely for issuance upon conversion of this Note (and upon conversion of Nonvoting Common Stock into which this Note has been converted) such number of Common Shares as shall from time to time be sufficient to effect conversion of this Note (and conversion of Nonvoting Common Stock into which this Note has been converted). If at any time the number of authorized but unissued Common Shares shall not be sufficient to effect the conversion of this Note (or the conversion of Nonvoting Common Stock into which this Note has been converted), the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued Common Shares to such number of shares as shall be sufficient for such purpose.

          4.   Miscellaneous.

               4.1 The Company hereby waives presentment for payment, demand, notice of non-payment, protest and notice of protest.

               4.2 This Note may be prepaid at any time at the option of the Company. If this Note is prepaid prior to its conversion pursuant to Section 2, the Company shall grant to the Holder the right and option to acquire, through the fifth anniversary of the date hereof, at a price equal to the Conversion Price, the number of shares of Common Stock and/or Nonvoting Common Stock into which this Note would have been convertible if it had not been prepaid (including all adjustments provided for in Section 3 of this Note).

               4.3 This Note shall be binding upon the Company and its successors and assigns and shall inure to the benefit of the Holder and its successors, assigns and transferees.

               4.4 The Company hereby promises to pay to the Holder all costs of suit, including reasonable attorneys' fees, should legal proceedings be instituted at any time to collect any amount due hereon or otherwise to enforce this Note.

               4.5 This Note shall be governed by and construed in accordance with the internal laws of the State of New York
(without reference to its rules as to conflicts of law).

               4.6 All headings used herein are for convenience only and shall not be used to construe or interpret this Note.

          IN WITNESS WHEREOF, the Company has caused this Note to be signed by its President and has caused its corporate seal to be affixed and attested by its Secretary.

                              LASERTECHNICS, INC.




                              By:  /s/ E. A. Bourque
                                 --------------------------
                                   Name:  E.A. Bourque
                                   Title: President

[Corporate Seal]

Attested:




/s/ Gary B. Tomlin
-----------------------------
Name:  Gary B. Tomlin
Title: Assistant Secretary

                           EXHIBIT III





                  SHAREHOLDERS RIGHTS AGREEMENT


          This SHAREHOLDERS RIGHTS AGREEMENT ("Agreement") is made as of July 8, 1994 among LASERTECHNICS, INC., a Delaware corporation (the "Company"), SANDIA IMAGING SYSTEMS CORPORATION, a Delaware corporation ("SIS"), J.P. MORGAN INVESTMENT CORPORATION, a Delaware corporation ("JPMIC") and the persons and entities listed as "Existing Investors" in the signature section at the end of this Agreement.

                            RECITALS:

          A. Concurrently with the execution of this Agreement, JPMIC is acquiring from the Company 4,900,000 shares of its common stock and a $345,000 convertible note, each pursuant to the Common Stock and Convertible Note Purchase Agreement of even date herewith (the "Purchase Agreement").

          B. The Existing Investors currently own shares of common stock of the Company.

          C. By entering into this Agreement, the Company, SIS and the Existing Investors wish to provide a further inducement to JPMIC to purchase shares of common stock of the Company and the convertible note of the Company pursuant to the Purchase Agreement.

          NOW, THEREFORE, in consideration of the foregoing, the parties agree as follows:

          1.   Tag-Along Rights.

               1.1   Definitions, For purposes of this Section 1:

                    (a)  "Common Shares" means shares of common
stock of the Company.

                    (b)  "Common Share Equivalents" means Common
Shares outstanding, Common Shares at the time issuable upon conversion of shares of Nonvoting Common Stock, and Common Shares at the time issuable upon conversion of the Convertible Note (or, without duplication, upon conversion of shares of Nonvoting Common Stock at the time issuable upon conversion of the Convertible Note), in each case, without regard to any restriction on conversion that may be applicable to any particular holder of Nonvoting Common Stock or of the Convertible Note.

                    (c)  "Convertible Note" means that certain
promissory note dated the date hereof, issued by the Company to JPMIC, in the principal amount of $345,000, and convertible into Common Shares and, after the certificate of incorporation of the Company has been amended to authorize shares of Nonvoting Common Stock, convertible into shares of Nonvoting Common Stock.

                    (d) "Nonvoting Common Stock" means nonvoting common stock of the Company.

                    (e)  "Securities Act" means the Securities
Act of 1933, as amended.

               1.2  Restriction on Transfer.  No Existing
Investor may participate in a sale, disposition or other transfer, in one transaction or in a series of related transactions, of a number of Common Shares representing more than ten percent (10%) of the outstanding Common Share Equivalents, unless prior to the consummation thereof JPMIC shall have been afforded the opportunity to participate in such transfer as provided in Section 1.3. It shall be the responsibility of each Existing Investor to determine whether any transaction to which it is a party is subject to this Section 1. In the event that a sale or other transfer subject to this Section 1 is to be made, then the selling Existing Investor or group of selling Existing Investors (the "Selling Shareholders") shall notify the person or group of persons that proposes to acquire Common Shares (the "Proposed Purchaser") that such sale or other transfer is subject to this Section 1 and shall ensure that no sale or other transfer is consummated without the Proposed Purchaser first complying with this Section 1. The following transfers are excluded from the restrictions of this Section 1:

                    (a)  Transfers in a registered public
offering under the Securities Act.

                    (b) Transfers pursuant to Rule 144 under the Securities Act (or any successor rule or regulation) that are in compliance with the requirements of paragraphs (c), (e) and (f) of the Rule, without giving effect to paragraph (k) of the Rule.

                    (c)  Transfers without consideration to an
Existing Investor's partners or shareholders or, in the case of an Existing Investor who is an individual, to such Existing Investor's spouse, siblings, parents, lineal descendants or trusts for their benefit; provided that in each case any such transferee shall agree in writing to take subject to and to comply with the restrictions contained in this Agreement and shall be deemed an Existing Investor upon consummation of such transfer.

               1.3  Right to Participate in Sale.  At least
twenty (20) days (the "Notice Period") prior to the consummation of any sale subject to this Section 1, the Proposed Purchaser shall notify the Company in writing, and the Company shall notify JPMIC in writing (the "Purchase Notice"), of the number of Common Shares proposed to be purchased and the terms and conditions (collectively, the "Offering Terms") upon which the Proposed Purchaser has offered to purchase such Common Shares. JPMIC shall have the right to participate in the proposed sale at the same price per share, subject to the following terms and conditions:

                    (a) JPMIC shall have the right to sell up to that number of Common Shares (or, at the election of JPMIC, shares of Nonvoting Common Stock) equal to the product obtained by multiplying (i) the aggregate number of Common Shares covered by the Purchase Notice by (ii) a fraction the numerator of which is the number of Common Share Equivalents then owned by JPMIC and the denominator of which is the number of Common Share Equivalents then owned in the aggregate by all Selling Shareholders and JPMIC.

                    (b)  If JPMIC elects to participate in the
proposed sale, it shall give notice of such election by a writing signed by JPMIC and stating the maximum number of Common Shares (or, at the election of JPMIC, shares of Nonvoting Common Stock) JPMIC desires to sell. Such notice shall be delivered to the Proposed Purchaser prior to the end of the Notice Period.

                    (c)  If the Proposed Purchaser is acquiring
Common Shares in a single transaction from more than one Existing Investor or in a series of related transactions from one or more Existing Investors, then the price per share for JPMIC's sale shall be determined based on the highest of the prices and the Offering Terms for JPMIC's sale shall be the most favorable of the terms offered by the Proposed Purchaser to any Selling Shareholder.

               1.4 Sale After Notice. After lapse of the Notice Period, the Selling Shareholders may sell to one or more purchasers the number of Common Shares covered by the Purchase Notice, reduced to the extent that JPMIC elects to participate, at a price equal to or less than the price specified in the Purchase Notice and on terms no more favorable to the Selling Shareholders than those specified in the Purchase Notice. In the event the Common Shares covered by the Purchase Notice are not disposed of within ninety (90) days following the lapse of the Notice Period, then they shall once again be subject to the tag-along rights set forth in this Section 1.

               1.5 Stock Certificate Legend. Each certificate representing Common Shares now or hereafter owned by the Existing
Investors shall be endorsed with the following legend until termination of the terms of this Section:

          "THE SALE OR TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE TERMS AND CONDITIONS OF A SHAREHOLDERS RIGHTS AGREEMENT BY AND AMONG THE HOLDER OF THESE SHARES, CERTAIN INVESTORS IN THE CAPITAL STOCK OF THE CORPORATION AND THE CORPORATION. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE CORPORATION."

               1.6 Assignment. JPMIC and each assignee of JPMIC may, without the Company's consent, assign in whole or in part its tag-along rights under this Section 1 in connection with (i) any sale or transfer to an affiliate or (ii) in the case of a non-affiliate, any sale or transfer of at least 1,300,000 Common Share Equivalents (equitably adjusted for stock splits and reverse stock splits, subdivisions and combinations and similar changes) provided that any such assignee shall agree in writing to take subject to and to comply with the restrictions contained in this Agreement.

               1.7 SIS Tag-Along Rights. SIS and the Existing Investors covenant and agree that at such time as JPMIC becomes the holder of any shares of any class or series of stock of SIS ("SIS Stock"), whether as a result of a spin-off, a corporate reorganization or otherwise, JPMIC shall have tag-along rights with respect to the SIS Stock held by JPMIC substantially identical to the tag-along rights provided in this Section 1 with respect to the Common Shares and shares of Nonvoting Common Stock held by JPMIC, mutatis mutandis. Each of the parties hereto agrees to execute and deliver such further instruments, documents and agreements, and to take such further actions, as JPMIC may reasonably request in order to effectuate the foregoing.

          2.   Registration Rights.

               2.1  Definitions.  For purposes of this Section 2:

                    (a)  "Common Shares" has the meaning set
forth in paragraph 1.1(a) hereof.

                    (b)  "Convertible Note" has the meaning set
forth in paragraph 1.1(c).

                    (c)  "Exchange Act" means the Securities
Exchange Act of 1934, as amended.

                    (d)  "Form S-3" means such form under the
Securities Act as in effect on the date hereof or any registration form under the Securities Act subsequently adopted by the SEC which permits inclusion or incorporation of substantial information by reference to other documents filed by the Company with the SEC.

                    (e)  "Holder" means any person owning or
having the right to acquire Registrable Securities or any assignee thereof in accordance with Section 2.13.

                    (f) "Initiating Holders" means the Holder(s) initiating a registration request under Section 2.2.

                    (g) "Nonvoting Common Stock" has the meaning set forth in paragraph 1.1(d) hereof.

                    (h)  "Qualifying Request" means a request
from JPMIC or any of its permitted assignees under Section 2.13 that is specifically granted by JPMIC the right to make a Qualifying Request, provided that such request covers the registration of at least 500,000 Registrable Securities (equitably adjusted for any stock splits and reverse stock splits, subdivisions and combinations and similar changes).

                    (i)  "Register," "registered," and
"registration" refer to a registration effected by preparing and filing a registration statement or similar document in compliance with the Securities Act, and the declaration or ordering of effectiveness of such registration statement or document.

                    (j)  "Registrable Securities" means (1) the
Common Shares purchased by JPMIC pursuant to the Purchase Agreement; (2) the Common Shares issuable (without regard to any restriction on conversion that may be applicable to any particular Holder) or issued upon conversion of the Convertible Note; (3) the Common Shares issuable (without regard to any restriction on conversion that may be applicable to any particular Holder) or issued upon conversion of shares of Nonvoting Common Stock issued upon conversion of the Convertible Note; and (4) any Common Shares issued as (or issuable upon the conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, or upon conversion of, such Common Shares, Nonvoting Common Stock or Convertible Note, excluding in all cases, however, any Registrable Securities sold by a person in a transaction in which such person's rights under this Section 2 are not assigned.

                    (k)  The number of shares of "Registrable
Securities then outstanding" shall be determined by the number of Common Shares outstanding which are, and the number of Common Shares issuable (without regard to any restriction on conversion that may be applicable to any particular holder of Nonvoting

Common Stock or the Convertible Note) which are, Registrable
Securities.

                    (l)  "SEC" means the Securities and Exchange
Commission.

                    (m)  "Securities Act" means the Securities
Act of 1933, as amended.

                    (n)  "Violation" means any of the following
statements, omissions or violations: (i) any untrue statement or alleged untrue statement of a material fact contained in a registration statement under this Section 2, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto or any documents filed under state securities or "blue sky" laws in connection therewith, (ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading, or (iii) any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any state securities law.

               2.2  Request for Registration.

                    (a)  If, after June 30, 1995, the Company
shall receive a written Qualifying Request that the Company file a registration statement under the Securities Act, then the Company shall, within ten (10) days of the receipt thereof, give written notice of such request to all Holders and shall, subject to the limitations of paragraph 2.2(b) below, file and use its best efforts to effect in accordance with this Agreement as soon as practicable, and in any event to file and use its best efforts to effect in accordance with this Agreement within sixty (60) days of the receipt of such request, the registration under the Securities Act of all Registrable Securities which the Holders request to be registered within twenty (20) days of the mailing of such notice by the Company in accordance with Section 3.4.

                    (b)  If Initiating Holders intend to
distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to this Section 2.2 and the Company shall include such information in the written notice referred to in paragraph 2.2(a). In such event, the right of any Holder to include such Holder's Registrable Securities in such registration shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting (unless otherwise mutually agreed by a majority in interest of the Initiating Holders and such Holder) to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall (together with the Company as provided in paragraph 2.4(e)) enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting by a majority-in-interest of the Initiating Holders; provided, however, that no such Holder shall be required to make any representations or warranties except as they relate to such Holder's ownership of shares and authority to enter into the underwriting agreement, and the liability of such Holder under the indemnification provisions of such underwriting agreement shall be limited to an amount equal to the net proceeds from the offering received by such Holder. Notwithstanding any other provision of this Section 2.2, if the underwriter advises the Initiating Holders in writing that marketing factors require a limitation of the number of shares to be underwritten, then the Initiating Holders shall so advise the Company and the Company shall so advise all Holders of Registrable Securities which would otherwise be underwritten pursuant hereto, and the number of shares of Registrable Securities that may be included in the underwriting shall be allocated among all Holders thereof, including the Initiating Holders, in proportion (as nearly as practicable) to the amount of Registrable Securities of the Company owned by each Holder.

                    (c)  The Company is obligated to effect only
three (3) registrations pursuant to this Section 2.2 (registra-tions which are withdrawn prior to their effectiveness shall not be counted for this purpose), except that the Company is obli-gated to effect as many registrations as may be requested by Holders in the event and so long as a registration pursuant to Form S-3 or any similar "short-form" registration statement is
available.   The Company is not obligated to effect more than two
(2) registrations pursuant to this Section 2.2 in any eighteen
(18) month period or more than one (1) such registration in any six (6) month period.

                    (d)  Notwithstanding the foregoing, if the
Company shall furnish to Holders requesting a registration statement pursuant to this Section 2.2, a certificate signed by the President of the Company stating that in the good faith judgment of the Board of Directors of the Company, it would be seriously detrimental to the Company and its shareholders for such registration statement to be filed and it is therefore essential to defer the filing of such registration statement, the Company shall have the right to defer such filing for a period of not more than ninety (90) days after receipt of the request of the Initiating Holders; provided, however, that the Company may not utilize this right more than once in any twelve (12) month period.

               2.3 Company Registration. If (but without any obligation to do so) the Company proposes to register (including for this purpose a registration effected by the Company for shareholders other than the Holders) any of its stock or other securities under the Securities Act in connection with the public offering of such securities solely for cash (other than a registration relating solely to the sale of securities to participants in a Company stock plan, or a registration on any form which does not include substantially the same information as would be required to be included in a registration statement covering the sale of Registrable Securities), the Company shall, at such time, promptly give each Holder written notice of such registration. Upon the written request of each Holder given within twenty (20) days after mailing of such notice by the Company in accordance with Section 3.4, the Company shall, subject to the provisions of Section 2.8, cause to be registered under the Securities Act all of the Registrable Securities that each such Holder has requested to be registered.

               2.4  Obligations of the Company.  Whenever
required under this Section 2 to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:

                    (a)  Prepare and file with the SEC a
registration statement with respect to such Registrable Securities and use its best efforts to cause such registration statement to become effective, and, upon the request of the Holders of a majority of the Registrable Securities registered thereunder, keep such registration statement effective for up to one hundred twenty (120) days.

                    (b)  Prepare and file with the SEC such
amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement.

                    (c)  Furnish to the Holders such numbers of
copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of Registrable Securities owned by them.

                    (d)  Use its best efforts to register and
qualify the securities covered by such registration statement under such other securities or "blue sky" laws of such states or jurisdictions as shall be reasonably requested by the Holders, provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions.

                    (e)  In the event of any underwritten public
offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of such offering.

                    (f)  Notify each Holder of Registrable
Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing.

                    (g)  Notify each Holder of Registrable
Securities covered by such registration statement and such Holder's underwriters, if any, and confirm such advice in writing: (i) when the registration statement has become effective, (ii) when any post-effective amendment to the registration statement becomes effective and (iii) of any request by the SEC for any amendment or supplement to the registration statement or prospectus or for additional information.

                    (h)  Notify each Holder of Registrable
Securities if at any time the SEC should institute or threaten to institute any proceedings for the purpose of issuing, or should issue, a stop order suspending the effectiveness of the Registration Statement. Upon the occurrence of any of the events mentioned in the preceding sentence, the Company will use its best efforts to prevent the issuance of any such stop order or to obtain the withdrawal thereof as soon as possible. The Company will advise each Holder of Registrable Securities promptly of any order or communication of any public board or body addressed to the Company suspending or threatening to suspend the qualification of any Registrable Securities for sale in any jurisdiction.

                    (i)  Furnish, at the request of any Holder
requesting registration of Registrable Securities pursuant to this Section 2, (i) on the date that such Registrable Securities are delivered to the underwriters for sale in connection with a registration pursuant to this Section 2, if such securities are being sold through underwriters, or, if such securities are not being sold through underwriters, on the date that the registration statement with respect to such securities becomes effective, an opinion, dated such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering, addressed to the underwriters, if any, and to the Holders requesting registration of Registrable Securities and (ii) on the date that the registration statement with respect to such securities becomes effective, a letter dated such date, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, addressed to the underwriters, if any, and to the Holders requesting registration of Registrable Securities, and, if such securities are being sold through underwriters, a reaffirmation of such letter on the date that such Registrable Securities are delivered to the underwriters for sale.

                    (j)  As soon as practicable after the
effective date of the registration statement, and in any event within sixteen (16) months thereafter, have "made generally available to its security holders" (within the meaning of Rule 158 under the Securities Act) an earning statement (which need not be audited) covering a period of at least twelve (12) months beginning after the effective date of the registration statement and otherwise complying with Section 11(a) of the Securities Act.

               2.5 Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 2 with respect to the Registrable Securities of any selling Holder that such Holder shall furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as shall be required to effect the registration of such Holder's Registrable Securities. If any registration statement or comparable statement under the Securities Act refers to JPMIC or any of its affiliates, by name or otherwise, as the holder of any securities of the Company then, unless counsel to the Company advises the Company that the Securities Act requires that such reference be included in any such statement, each such holder shall have the right to require the deletion of such reference to itself and its affiliates.

               2.6  Expenses of Demand Registration.  All
expenses, other than underwriting discounts and commissions, incurred in connection with registrations, filings or qualifications pursuant to Section 2.2, including (without limitation) all registration, filing and qualification fees, printers' and accounting fees, fees and disbursements of counsel for the Company, and the reasonable fees and disbursements of one counsel (selected by the Holders of a majority of the Registrable Securities being registered) for the selling Holders shall be borne by the Company.

               2.7  Expenses of Company Registration.  The
Company shall bear and pay all expenses incurred in connection with any registration, filing or qualification of Registrable Securities with respect to the registrations pursuant to Section
2.3 for each Holder, including (without limitation) all registration, filing, and qualification fees, printers and accounting fees relating or apportionable thereto and the fees and disbursements of one counsel for the selling Holders (selected by the Holders of a majority of the Registrable Securities being registered), but excluding underwriting discounts and commissions relating to Registrable Securities.

               2.8 Underwriting Requirements. In connection with any offering involving an underwriting of shares being issued by the Company, the Company shall not be required under
Section 2.3 to include any of the Holders' securities in such underwriting unless they accept the terms of the underwriting as agreed upon between the Company and the underwriters selected by it, and then only in such quantity as will not, in the opinion of the underwriters, jeopardize the success of the offering by the Company; provided, however, that no Holder participating in such underwriting shall be required to make any representations or warranties except as they relate to such Holder's ownership of shares and authority to enter into the underwriting agreement, and the liability of such a Holder under the indemnification provisions of such underwriting agreement shall be limited to an amount equal to the net proceeds from the offering received by such Holder. If the total amount of securities, including Registrable Securities, requested by shareholders to be included in such offering exceeds the amount of securities sold other than by the Company that the underwriters reasonably believe compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Registrable Securities, which the underwriters believe will not jeopardize the success of the offering (the securities so included to be apportioned pro rata among the selling shareholders according to the total amount of securities entitled to be included therein owned by each selling shareholder or in such other proportions as shall mutually be agreed to by such selling shareholders), but in no event shall any shares being sold by a shareholder exercising a demand registration right similar to that granted in Section 2.2 be excluded from such offering.

               2.9 Delay of Registration. No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any such registration as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 2.

               2.10  Indemnification.  In the event any
Registrable Securities are included in a registration statement under this Section 2:

                    (a)  To the extent permitted by law, the
Company will indemnify and hold harmless each Holder, its heirs, personal representatives and assigns, each of such Holder's officers, directors, employees and affiliates, any underwriter (as defined in the Securities Act) for such Holder and each person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act against any losses, claims, damages or liabilities (joint or several) to which they may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon a Violation; and the Company will pay to each such indemnified party, as incurred, any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability, or action; provided, however, that the indemnity agreement contained in this paragraph 2.10(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld), nor shall the Company be liable in any such case to a particular indemnified party for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by such indemnified party.

                    (b)  To the extent permitted by law, each
selling Holder will indemnify and hold harmless the Company, each of its directors, each of its officers who has signed the registration statement, each person, if any, who controls the Company within the meaning of the Securities Act, any underwriter, any other Holder selling securities in such registration statement and any controlling person of any such underwriter or other Holder, against any losses, claims, damages or liabilities (joint or several) to which any of the foregoing persons may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such Holder expressly for use in connection with such registration; and each such Holder will pay, as incurred, any legal or other expenses reasonably incurred by any person intended to be indemnified pursuant to this paragraph 2.10(b), in connection with investigating or defending any such loss, claim, damage, liability, or action; provided, however, that the indemnity agreement contained in this paragraph 2.10(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; and provided further, that, in no event shall the liability of any Holder under this paragraph 2.10(b) exceed the net proceeds from the offering received by such Holder.

                    (c) Promptly after receipt by an indemnified party under this Section 2.10 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 2.10, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party shall have the right to retain its own counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve such indemnifying party of any liability to the indemnified party under this Section 2.10 except if, and only to the extent that, the indemnified party is actually prejudiced thereby; and such failure to deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this
Section 2.10.

                    (d)  The obligations of the Company and
Holders under this Section 2.10 shall survive the completion of any offering of Registrable Securities in a registration statement under this Section 2, and otherwise.

               2.11 Reports Under the Exchange Act. With a view to making available to the Holders the benefits of Rule 144 under the Securities Act and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration or pursuant to a registration on Form S-3, the Company agrees to:

                    (a)  make and keep public information
available, as those terms are understood and defined in Rule 144 under the Securities Act, at all times;

                    (b)  take such action as is necessary to
enable the Holders to utilize Form S-3 for the sale of their Registrable Securities;

                    (c) file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act; and

                    (d)  furnish to any Holder, so long as the
Holder owns any Registrable Securities, forthwith upon request
(i) a written statement by the Company that it has complied with the reporting requirements of Rule 144 under the Securities Act or that it qualifies as a registrant whose securities may be resold pursuant to Form S-3 (at any time it so qualifies), (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company, and
(iii) such other information as may be reasonably requested in availing any Holder of any rule or regulation of the SEC which permits the selling of any such securities without registration or pursuant to such form.

               2.12 Form S-3 Registration. In case the Company shall receive from any Holder or Holders a written Qualifying Request that the Company effect a registration on Form S-3 and any related qualification or compliance with respect to all or a part of the Registrable Securities owned by such Holder or Holders, the Company will:

               (a) promptly give written notice of the proposed registration, and any related qualification or compliance, to all other Holders; and

               (b) file and use its best efforts to effect, as soon as practicable, such registration and all such qualifications and compliances as may be so requested and as would permit or facilitate the sale and distribution of all or such portion of such Holder's or Holders' Registrable Securities as are specified in such request, together with all or such portion of the Registrable Securities of any other Holder or Holders joining in such request as are specified in a written request given within fifteen (15) days after receipt of such written notice from the Company; provided, however, that the Company shall not be obligated to effect any such registration, qualification or compliance pursuant to this Section 2.12: (1) if Form S-3 is not available for such offering by the Holders;
(2) if the Company shall furnish to the Holders a certificate signed by the President of the Company stating that in the good faith judgment of the Board of Directors of the Company, it would be seriously detrimental to the Company and its shareholders for such Form S-3 Registration to be effected at such time, in which event the Company shall have the right to defer the filing of the Form S-3 registration statement for a period of not more than seventy-five (75) days after receipt of the request of the Holder or Holders under this Section 2.12; provided, however, that the Company shall not utilize this right more than once in any twelve
(12) month period; (3) if the Company has, within the eighteen

(18) month period preceding the date of such request, already effected two (2) registrations on Form S-3 for the Holders pursuant to this Section 2.12; or (4) in any particular jurisdiction in which the Company would be required to qualify to do business or to execute a general consent to service of process in effecting such registration, qualification or compliance.

               (c) Subject to the foregoing, the Company shall file a registration statement covering the Registrable Securities requested to be registered as soon as practicable after receipt of the request or requests of the Holders. All expenses incurred in connection with a registration requested pursuant to this
Section 2.12, including (without limitation) all registration, filing, qualification, printer's and accounting fees and the reasonable fees and disbursements of counsel for the selling Holder or Holders (selected by the Holders of a majority of the Registrable Securities being registered) and counsel for the Company, but excluding any underwriters' discounts or commissions associated with Registrable Securities which shall be allocated to or among the selling Holder or Holders pursuant to the underwriting agreement, shall be borne by the Company. Registrations effected pursuant to this Section 2.12 shall not be counted as demands for registration or registrations effected pursuant to Sections 2.2 or 2.3, respectively.

               2.13 Assignment of Registration Rights. The rights to cause the Company to register Registrable Securities pursuant to this Section 2 may be assigned in whole or in part by a Holder to one or more of its affiliates or to one or more transferees or assignees of not less than 1,300,000 Registrable Securities (equitably adjusted for any stock splits and reverse stock splits, subdivisions and combinations and similar changes), provided the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the securities with respect to which such registration rights are being assigned.

               2.14  Limitations on Subsequent Registration
Rights. From and after the date of this Agreement, the Company shall not, without the prior written consent of the Holders of a majority of the outstanding Registrable Securities, enter into any agreement with any holder or prospective holder of any securities of the Company which would allow such holder or prospective holder (a) to include such securities in any registration filed under Section 2.2 or Section 2.12, unless under the terms of such agreement, such holder or prospective holder may include such securities in any such registration only to the extent that the inclusion of such Holder's securities will not reduce the amount of the Registrable Securities of the Holders which is included or (b) to make a demand registration which could result in such registration statement being declared effective prior to the date set forth in paragraph 2.2(a) or within one hundred twenty (120) days of the effective date of any registration effected pursuant to Section 2.2 or Section 2.12.

               2.15 "Market Stand-Off" Agreement. Each Holder hereby agrees that, during the period of ninety (90) days following the effective date of a registration statement of the Company filed under the Securities Act in connection with an underwritten offering, it shall not, to the extent requested by the Company and such underwriter, sell or otherwise transfer or dispose of (other than to donees who agree to be similarly bound) any Common Shares of the Company held by it except Common Shares included in such registration; provided, however, that:

                    (a)  such agreement shall be applicable only
to a registration statement initiated by the Company which covers
Common Shares (or other securities) to be sold on its behalf to the public in an underwritten offering; and

                    (b)  all officers and directors of the
Company and all other persons with registration rights (whether or not pursuant to this Agreement) enter into similar agreements.

               2.16  Amendment of Registration Rights.  Any
provision of this Section 2 may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Holders of sixty-six and two-thirds percent (66-2/3%) of the Registrable Securities then outstanding. Any amendment or waiver effected in accordance with this Section 2.16 shall be binding upon each holder of Registrable Securities at the time outstanding, each future holder of all such securities, and the Company.

               2.17 SIS Registration Rights. SIS covenants and agrees that at such time as JPMIC becomes the holder of any shares of any class or series of stock of SIS ("SIS Stock"), whether as a result of a spin-off, a corporate reorganization or otherwise, JPMIC shall have registration rights with respect to the SIS Stock held by JPMIC substantially identical to the registration rights provided in this Section 2 with respect to the Common Shares held by JPMIC, mutatis mutandis. Each of the parties hereto agrees to execute and deliver such further instruments, documents and agreements, and to take such further actions, as JPMIC may reasonably request in order to effectuate the foregoing.

          3.   Miscellaneous.

               3.1 Entire Agreement. This Agreement constitutes the full and entire understanding and agreement among the parties with regard to the subject matter hereof. Nothing in this Agreement, express or implied, is intended to confer upon any person or entity, other than the parties hereto and their respective successors and assigns, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided herein.

               3.2  Governing Law.  This Agreement shall be
governed by and construed in accordance with the internal laws of the State of New York (without reference to its rules as to conflicts of law).

               3.3 Successors and Assigns. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto.

               3.4 Notices. Unless otherwise provided, any notice required or permitted under this Agreement shall be given in writing and shall be deemed effectively given upon receipt by the party to be notified or three (3) days after deposit with the United States Post Office, by registered or certified mail, postage prepaid and addressed to the party to be notified (a) if to a party other than the Company, at such party's address set forth at the end of this Agreement or at such other address as such party shall have furnished the Company in writing, or, until any such party so furnishes an address to the Company, then to and at the address of the last holder of the shares covered by this Agreement who has so furnished an address to the Company, or
(b) if to the Company, at its address set forth at the end of this Agreement, or at such other address as the Company shall have furnished to the parties in writing.

               3.5 Severability. Any invalidity, illegality or limitation on the enforceability of this Agreement or any part thereof, by any party whether arising by reason of the law of the respective party's domicile or otherwise, shall in no way affect or impair the validity, legality or enforceability of this Agreement with respect to other parties. If any provision of this Agreement shall be judicially determined to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

               3.6 Titles and Subtitles. The titles of the Sections and paragraphs of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

               3.7 Delays or Omissions. It is agreed that no delay or omission to exercise any right, power or remedy accruing to the parties, upon any breach or default of the Company under this Agreement, shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach or default, or any acquiescence therein, or of any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. It is further agreed that any waiver, permit, consent or approval of any kind or character by a party of any breach or default under this Agreement, or any waiver by a party of any provisions or conditions of this Agreement must be in writing and shall be effective only to the extent specifically set forth in writing and that all remedies, either under this Agreement, or by law or otherwise afforded to a party, shall be cumulative and not alternative.

               3.8 Attorneys' Fees. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorney's fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

               3.9 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an origi-nal, but all of which together shall constitute one instrument.

          IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.


                              LASERTECHNICS, INC.

Address:

5500 Wilshire Avenue, N.E.    By:/s/ E.A. Bourque
Albuquerque, New Mexico  87113   --------------------------
                                 Name:  E.A. Bourque
                                 Title: President


                              SANDIA IMAGING SYSTEMS CORP.

Address:

3208 Commander Drive          By:/s/ George Peterson
Carrollton, Texas  75006         --------------------------
                                 Name:  George Peterson
                                       ----------------
                                 Title: President
                                       ----------------


                              J.P. MORGAN INVESTMENT CORPORATION

Address:

60 Wall Street                By:/s/ C. Seth Cunningham
New York, New York  10260        ---------------------------
                                 Name:  C. Seth Cunningham
                                 Title: Managing Director


                              EXISTING INVESTORS:

                              WOLFENSOHN ASSOCIATES L.P.
Address:                      By: WOLFENSOHN PARTNERS L.P.
                                    Its General Partner
599 Lexington Avenue, 39th Floor
New York, New York  10022
                                By:/s/ Richard C.E. Morgan
                                   -----------------------------
                                    Name:  Richard C.E. Morgan
                                          --------------------
                                    Title: General Partner
                                          --------------------

                           EXHIBIT IV


                     Indemnification Letter

                                                     July 8, 1994


Mr. C. Seth Cunningham
J.P. Morgan Investment Corporation
60 Wall Street
New York, New York  10260

Dear Mr. Cunningham:

     You have agreed to serve as a director of Lasertechnics, Inc. and Sandia Imaging Systems Corp. (the "Corporations"). In consideration of your agreement to serve in such capacities, we have jointly and severally agreed as follows:

     To the fullest extent permitted by applicable provisions of law, the Corporations jointly and severally shall indemnify you and J.P. Morgan Investment Corporation and its affiliates ("JPMIC") against any and all expenses (including attorneys' fees), judgments, taxes, penalties, fines (including any excise tax assessed with respect to any employee benefit plan) and amounts paid in settlement incurred by you and/or JPMIC in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including an action by or in the right of the Corporations) to which you and/or JPMIC are, or at any time become, or are threatened to be made, a party by reason of the fact that you are or were or at any time become a director, officer, employee or agent of either Corporation, or are or were serving or at any time serve at the request of either Corporation as a director, officer, employee or agent of another domestic or foreign corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans. You shall be considered to be serving an employee benefit plan at a Corporation's request if your duties to the Corporation also impose duties on or otherwise involve services by you to the plan or to participants in or beneficiaries of the plan. The Corporations jointly and severally shall pay or reimburse expenses (including attorneys' fees) incurred by you and/or JPMIC in advance of the final disposition of any such action, suit or proceeding.

     The indemnification and advancement of expenses provided by, and granted pursuant to, this letter (i) shall be in addition to, and shall not be deemed exclusive of, any other rights to which you and/or JPMIC may be entitled under any law, statute, certificate of incorporation, bylaw, agreement, action of shareholder or disinterested directors, policies of insurance or otherwise, both as to action in your official capacity and as to action in another capacity while holding such office; (ii) shall continue to be applicable with respect to any action taken or omitted to be taken by you as a director notwithstanding that you thereafter cease to be a director; and (iii) shall inure to the benefit of your heirs, executors and administrators.

     To the fullest extent permitted by applicable provisions of law, you and/or JPMIC shall not be personally liable to the Corporations or their stockholders for monetary damages for breach of fiduciary duty as a director.

                                   Very truly yours,

                                   LASERTECHNICS, INC.



                                   By:/s/ E.A. Bourque
                                      ---------------------------
                                      Name:  E.A. Bourque
                                            ---------------------
                                      Title: President
                                            ---------------------

                                   SANDIA IMAGING SYSTEMS CORP.



                                   By:/s/ George Peterson
                                      ---------------------------
                                      Name:  George Peterson
                                            ---------------------
                                      Title: President
                                            ---------------------

                            EXHIBIT V


                       LASERTECHNICS, INC.
                   5500 Wilshire Avenue, N.E.
                  Albuquerque, New Mexico 87113


                                        December 14, 1994



J.P. Morgan Investment Corporation
60 Wall Street
New York, New York  10260

Ladies and Gentlemen:

          We have requested that you provide to us $1,000,000 of interim financing, to be evidenced by our demand promissory note. We understand that you will be providing such financing in order to protect your existing investment in our Company, and in contemplation of this interim financing being repaid with the proceeds of long-term financing to be raised by our Company within the next six months. In order to induce you to provide such interim financing, we hereby represent and warrant to you, and agree with you, as follows:

A.   Representations and Warranties.

     1. We are a "small business concern" within the meaning of the Small Business Investment Act of 1958, as amended, and the regulations promulgated thereunder. The information provided by us on SBA Forms 480, 652 and 1031 delivered in connection herewith (or prior hereto, as applicable) is true and correct.

     2. The proceeds of the interim financing (including any proceeds from the exercise of warrants) will be used by us to fund working capital, and for growth, modernization or expansion. No portion of such proceeds (i) will be used to provide capital to a corporation licensed under the Small Business Investment Act, (ii) will be used outside the United States (except (x) to acquire abroad materials and industrial property rights for a domestic operation or (y) for transfer to a controlled foreign subsidiary, so long as at least 51% of our assets and activities will remain within the United States), or (iii) will be used for any purpose contrary to the public interest (including but not limited to activities which are in violation of law) or inconsistent with free competitive enterprise, in each case, within the meaning of 13 CFR Section 107.901.

J.P. Morgan Investment Corporation
December 14, 1994
Page 2



     3. Our primary business activity does not involve, directly or indirectly, providing funds to others, the purchase or discounting of debt obligations, factoring or long-term leasing of equipment with no provision for maintenance or repair, and we are not classified under Major Group 65 (Real Estate) of the SIC Manual.

B.   Covenants

     Until the interim financing has been repaid in full:

     1. We will provide to you and the Small Business Administration access to our books and records for the purpose of confirming the use of the proceeds of the financing and for all other purposes required by the Small Business Administration. Upon your request at any time or from time to time, we will provide to you and the Small Business Administration a certificate of our chief financial officer (i) verifying the use of such proceeds and (ii) certifying compliance by us with the provisions of this letter.

     2. For a period of one year following the date hereof, we will not change our business activity if such change would render us ineligible as a "Small Concern" under the Small Business
Investment Act and the regulations thereunder.

     3. We will at all times comply with the non-discrimination requirements of 13 C.F.R. Parts 112, 113 and 117.

     4. Upon your request, we will provide to you an assessment, in form and substance satisfactory to you, of the economic impact of your financing, specifying the full-time equivalent jobs created or retained, the impact of the financing on our business, in terms of expanded revenue and taxes, and other appropriate economic benefits, including, but not limited to, technology development or commercialization, minority business development, urban or rural business development, expansion of exports and assistance to manufacturing firms. Upon your request, we will furnish to you all information requested by you in order for you to prepare and file SBA Form 468 or to prepare an assessment of the economic impact of your financing, and any other information requested or required by any governmental agency asserting jurisdiction over you.

J.P. Morgan Investment Corporation
December 14, 1994
Page 3



     5. We will provide to you such financial statements and other information as you may from time to time request for the purpose of assessing our financial condition.

C.   SBA Remedies

          We acknowledge and agree that upon any breach of the covenants and agreements set forth in paragraphs A.2. or B.2. above, you shall be entitled (in addition to all of your other rights and remedies, including the right to sue for damages) to require rescission of this Agreement and the related Demand Promissory Note, and immediate repayment in full of all funds advanced by you.

D.   Miscellaneous

     1. This letter shall be binding upon us and our successors and assigns and shall inure to the benefit of you and your successors, assigns and transferees.

     2. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York
(without reference to its rules as to conflicts of law).

                              Very truly yours,

                              LASERTECHNICS, INC.


                              By:/s/ E.A. Bourque
                                 -------------------------
                                 Name:  E.A. Bourque
                                       -----------------
                                 Title: President
                                       -----------------

                           EXHIBIT VI

                       LASERTECHNICS, INC.

                     DEMAND PROMISSORY NOTE
                                               New York, New York
$1,000,000                                      December 14, 1994

          LASERTECHNICS, INC., a Delaware corporation having its principal place of business in Albuquerque, New Mexico (the "Company"), for value received, hereby promises to pay to the order of J.P. Morgan Investment Corporation, a Delaware corporation, or its transferees or assigns (the "Holder"), on demand, the principal sum of ONE MILLION DOLLARS ($1,000,000), together with interest thereon from the date hereof at the rate of twelve percent (12%) per annum (but in no event to exceed the maximum rate permitted under applicable provisions of law). Interest shall be calculated on the basis of actual days elapsed and on a 360-day year, and shall be payable on demand. If any portion of the principal amount of this Note or any accrued interest thereon remains outstanding on the first anniversary of the date hereof, then the entire principal amount of this Note and all accrued interest thereon shall be and become immediately due and payable on such date.

          The payment of principal and interest shall be made in such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts. Principal and interest on this Note shall be paid by wire transfer of Federal Funds in accordance with the written instructions of the Holder or, in the absence of such instructions, by check mailed to the Holder at 60 Wall Street, New York, New York 10260.

          The Company hereby waives presentment for payment, demand for payment, notice of nonpayment, protest and notice of protest.

          This Note may be prepaid in whole or in part (in amounts not less than $100,000) at any time at the option of the Company, without premium or penalty. If this Note is prepaid on or before July 13, 1995, then the Company shall grant to the Holder the right and option to acquire, through July 13, 1995, the Common Stock or other equity securities into which this Note would have been convertible pursuant to the following paragraph if it had not been prepaid, at the price per security specified in the following paragraph. All payments on this Note shall be applied first to interest and the remainder thereof to principal.

          In the event the Company completes an equity financing of Five Million Dollars ($5,000,000) or more on or before June 13, 1995, then the Holder shall have the right, at the

Holder's option, at any time or from time to time on or before July 13, 1995, to convert the outstanding principal of and interest on this Note, or such portion thereof as the Holder may wish, into the Common Stock or other equity securities issued in such equity financing (or, at the option of the Holder, equivalent non-voting equity securities), at the price per security paid by the investors in such equity financing.

          This Note shall be binding upon the Company and its successors and assigns and shall inure to the benefit of the Holder and its successors, assigns and transferees.

          The Company hereby promises to pay to the Holder all costs and expenses of collection and enforcement, including without limitation reasonable attorneys' fees and expenses.

          This Note shall be governed by and construed in accordance with the internal laws of the State of New York (without reference to its rules as to conflicts of law). Any judicial proceeding brought against the Company to enforce, or otherwise in connection with, this Note may be brought in any court of competent jurisdiction in the City of New York, and, by execution and delivery of this Note, the Company (i) accepts, generally and unconditionally, the nonexclusive jurisdiction of such courts and any related appellate court and irrevocably agrees to be bound by any final judgment rendered thereby in connection with this Note and (ii) irrevocably waives any objection it may now or hereafter have as to the venue of any such proceeding brought in such a court or that such a court is an inconvenient forum. THE COMPANY HEREBY UNCONDITIONALLY AND IRREVOCABLY WAIVES TRIAL BY JURY IN ANY ACTION, SUIT, COUNTERCLAIM OR CROSS CLAIM ARISING OUT OF OR IN CONNECTION WITH THIS NOTE.

          IN WITNESS WHEREOF, the Company has caused this Note to be signed by its President and has caused its corporate seal to be affixed and attested by its Secretary.

                              LASERTECHNICS, INC.


                              By:/s/ E.A. Bourque
                                 ---------------------------
                                   Name:  E.A. Bourque
                                         -------------------
                                   Title: President
                                         -------------------
[Corporate Seal]

Attested:

/s/ Gary B. Tomlin
--------------------------
Name:  Gary B. Tomlin
      --------------------
Title: Assistant Secretary
      --------------------

                           EXHIBIT VII

NEITHER THIS WARRANT NOR ANY SHARES ACQUIRED UPON EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT") OR UNDER ANY STATE SECURITIES LAWS. NEITHER THIS WARRANT NOR ANY SUCH SHARES MAY BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND STATE SECURITIES LAWS OR THE AVAILABILITY OF AN EXEMPTION FROM SUCH REGISTRATION.

Warrant No. 1                   For the Purchase of 58,824 Shares

                       LASERTECHNICS, INC.

                  COMMON STOCK PURCHASE WARRANT


          THIS CERTIFIES THAT, for value received, J.P. Morgan Investment Corporation ("JPMIC") or its successors in interest, assigns or transferees (collectively, the "Warrant Holder"), is entitled to subscribe for and purchase from Lasertechnics, Inc., a Delaware corporation (the "Company"), 58,824 shares of the Company's Common Stock (as defined in paragraph 10 hereof) (the "Warrant Shares") at the "Exercise Price" (as hereinafter defined) per share, as the number of Warrant Shares and the Exercise Price shall be adjusted and readjusted or changed from time to time in accordance with paragraph 4 hereof. The Exercise Price shall be the lesser of (i) $1.70 and (ii) if the Company completes an equity financing on or before June 13, 1995, the price per share at which shares of Common Stock are issued in such financing or if such financing involves convertible or exchangeable securities, the price at which such securities may be converted into or exchanged for Common Stock.

          This Warrant may be exercised at any time and from time to time on or prior to December 13, 1999.

     1.   Exercise of Warrant.

          The rights represented by this Warrant may be exercised by the Warrant Holder, in whole or in part, by (a) delivering to the Company a duly executed notice of exercise in the form of Annex A hereto and (b) at the Warrant Holder's option, either
(i) delivering a check payable to (or wire transfer to the account of) the Company in an amount equal to the product of (x) the Exercise Price times (y) the number of Warrant Shares as to which this Warrant is being exercised (such product, the "Total Exercise Price") or (ii) delivering to the Company a letter (the "Conversion Letter") requesting conversion or exchange of a portion of any indebtedness owed by the Company to the Warrant Holder in an amount equal to the Total Exercise Price or
(iii) surrendering to the Company a portion of this Warrant with a "Value" (as defined below) equal to the Total Exercise Price. For the purpose of clause (b)(iii) above, "Value" shall mean the product of (I) the amount by which the average of the closing prices of the Company's Common Stock on the thirty trading days preceding the date of exercise, as reported in The Wall Street Journal, exceeds the Exercise Price and (II) the number of Warrant Shares as to which this Warrant is surrendered for the purpose of effecting payment for Warrant Shares. This Warrant shall be deemed to have been exercised immediately prior to the close of business on the date of delivery of a duly executed notice of exercise, together with the amount (in cash or by delivering the Conversion Letter or by surrender of a portion of this Warrant) payable upon exercise of this Warrant and, as of such moment, (i) the rights of the Warrant Holder, as such, with respect to the number of Warrant Shares as to which this Warrant is being exercised (and, if applicable, surrendered as payment of the Total Exercise Price) shall cease, and (ii) such Warrant Holder shall be deemed to be the record holder of the shares of Common Stock issuable upon such exercise. As soon as practicable after the exercise, in whole or in part, of this Warrant, and in any event within 5 business days thereafter, the Company at its expense (including the payment by it of any applicable issuance or stamp taxes) will cause to be issued in the name of and delivered to the Warrant Holder, or as the Warrant Holder (upon payment by the Warrant Holder of any applicable transfer taxes) may direct, a certificate or certificates for the number of fully paid and nonassessable shares of Common Stock to which the Warrant Holder shall be entitled upon such exercise. In the event of partial exercise of this Warrant and, if applicable, partial surrender of this Warrant pursuant to clause (b)(iii) of this paragraph, the Warrant need not be delivered to the Company provided that the Warrant Holder agrees to make a notation of such partial exercise and, if applicable, surrender on the Warrant. If this Warrant is delivered to the Company, the Company shall issue and deliver to the Warrant Holder a new Warrant evidencing the rights to purchase the remaining Warrant Shares, which new Warrant shall in all other respects be identical to this Warrant.

     2.   Investment Representation.

          The Warrant Holder by accepting this Warrant represents that the Warrant Holder is acquiring this Warrant for its own account or the account of an affiliate for investment purposes and not with the view to any offering or distribution and that the Warrant Holder will not sell or otherwise dispose of this Warrant or the underlying Warrant Shares in violation of applicable securities laws. The Warrant Holder acknowledges that the certificates representing any Warrant Shares will bear a legend indicating that they have not been registered under the Act, and may not be sold by the Warrant Holder except pursuant to an effective registration or pursuant to an exemption from registration. JPMIC shall be entitled to include the Warrant Shares in any demand or piggyback registration to which JPMIC is entitled, in respect of Common Stock held by it.

     3.   Validity of Warrant and Issue of Shares.

          The Company represents and warrants that this Warrant has been duly authorized and validly issued and warrants and agrees that all shares of Common Stock that may be issued upon the exercise of the rights represented by this Warrant will, when issued upon such exercise, be duly authorized, validly issued, fully paid and nonassessable and free from all taxes, liens and charges with respect to the issue thereof. The Company further warrants and agrees that during the period within which the rights represented by this Warrant may be exercised, the Company will at all times have authorized and reserved a sufficient number of shares of Common Stock to provide for the exercise of the rights represented by this Warrant.

     4.   Antidilution Provisions.

          The terms of this Warrant shall be subject to adjustment as follows:

          (a) In case the Company shall (i) pay a stock dividend or make a distribution to holders of Common Stock in shares of its Common Stock, (ii) subdivide its outstanding shares of Common Stock, (iii) combine its outstanding shares of Common Stock into a smaller number of shares, or (iv) issue by reclassification of its shares of Common Stock any shares of capital stock of the Company, (A) the Exercise Price shall be increased or decreased, as the case may be, to an amount which shall bear the same relation to the Exercise Price in effect immediately prior to such action as the total number of shares outstanding immediately prior to such action shall bear to the total number of shares outstanding immediately after such action and (B) this Warrant automatically shall be adjusted so that it shall thereafter evidence the right to purchase the kind and number of Warrant Shares or other securities which the Warrant Holder would have owned and would have been entitled to receive after such action if this Warrant had been exercised immediately prior to such action or any record date with respect thereto. An adjustment made pursuant to this subparagraph (a) shall become effective retroactively immediately after the record date in the case of a dividend or distribution of Common Stock and shall become effective immediately after the effective date in the case of a subdivision, combination or reclassification.

          (b) In case the Company shall fix a record date for the making of a distribution to all holders of Common Stock

     (including any such distribution made in connection with a consolidation or merger in which the Company is the continuing corporation) of (i) assets (other than cash dividends or cash distributions payable out of consolidated net income or retained earnings or dividends payable in Common Stock), (ii) evidences of indebtedness or other debt or equity securities of the Company, or of any corporation other than the Company (except for the Common Stock of the Company) or (iii) subscription rights, options or warrants to purchase any of the foregoing assets or securities, whether or not such rights, options or warrants are immediately exercisable (hereinafter collectively called "Distributions on Common Stock"), the Company shall make provisions for the Warrant Holder to receive upon exercise of this Warrant, a proportional amount (depending upon the extent to which this Warrant is exercised) of such assets, evidences of indebtedness, securities or such other rights, as if such Warrant Holder had exercised this Warrant on or before such record date.

          (c) In case of any consolidation or merger of the Company with or into another corporation or the sale of all or substantially all of the assets of the Company to another corporation, this Warrant thereafter shall be exercisable for the kind and amount of shares of stock or other securities or property to which a holder of the number of shares of Common Stock of the Company deliverable upon exercise of this Warrant would have been entitled upon such consolidation, merger or sale; and, in such case, appropriate adjustment shall be made in the application of the provisions in this paragraph 4, to the end that the provisions set forth in this paragraph 4 (including provisions with respect to changes in and adjustments of the exercise price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any shares of stock or other securities or property thereafter deliverable upon the exercise of this Warrant.

          (d) If any event shall occur as to which the provisions of this paragraph 4 shall not be strictly applicable, but with respect to which the failure to make any adjustment to the Exercise Price and the number of Warrant Shares issuable upon exercise of this Warrant would not fairly protect the purchase rights represented by this Warrant in accordance with the intent and principles of this paragraph 4, upon request of the Warrant Holder, the Company shall appoint a firm of independent public accountants reasonably acceptable to the Warrant Holder which shall give its opinion upon the adjustments, if any, consistent with the intent and principles established in this paragraph 4 necessary to preserve without dilution the purchase rights represented by this Warrant. Upon receipt of such opinion, the Company will promptly mail a copy thereof to the Warrant Holder and shall make the adjustments described therein.

          (e) Upon the occurrence of each adjustment or readjustment of the exercise price or any change in the number of Warrant Shares or in the shares of stock or other securities or property deliverable upon exercise of this Warrant pursuant to this paragraph 4, the Company at its expense shall promptly compute such adjustment or readjustment and change in accordance with the terms hereof and furnish to each holder hereof a certificate signed by the chief financial officer of the Company, setting forth such adjustment or readjustment and change and showing in detail the facts upon which such adjustment or readjustment and change is based. The Company shall, upon the written request at any time of the Warrant Holder, furnish or cause to be furnished to such Holder, a similar certificate setting forth (i) such adjustment or readjustment and change, (ii) the Exercise Price then in effect, and (iii) the number of Warrant Shares and the amount, if any, of other shares of stock and other securities and property which would be received upon the exercise of the Warrant.

          (f) The Company shall not be required upon the exercise of this Warrant to issue any fraction of shares, but shall make any adjustment therefor by rounding the number of shares obtainable upon exercise to the next highest whole number of shares.


     5.   Notice to Warrant Holder.

          If at any time,

          (a) the Company shall take any action which would require an adjustment in the Exercise Price or in the number of Warrant Shares pursuant to paragraph 4; or

          (b) the Company shall authorize the granting to the holders of its Common Stock of any Distributions on Common
     Stock as set forth in paragraph 4(b), and notice thereof shall be given to holders of Common Stock; or

          (c) the Company shall issue any additional shares of Common Stock or declare any dividend (or any other distribution) on its Common Stock (other than its regular quarterly dividends); or

          (d) there shall be any capital reorganization or reclassification of the Common Stock (other than a change in par value or from par value to no par value or from no par value to par value of the Common Stock), or any consolidation or merger to which the Company is a party, or any sale or transfer of all or substantially all of the assets of the Company; or

          (e) there shall be a voluntary or involuntary dissolution, liquidation or winding-up of the Company;

then, in any one or more of said cases, the Company shall give written notice to the Warrant Holder, not less than 20 days before any record date or other date set for definitive action, or of the date on which such reorganization, reclassification, sale, consolidation, merger, dissolution, liquidation or winding up shall take place, as the case may be. Such notice shall also set forth such facts as shall indicate the effect of such action (to the extent such effect may be known at the date of such notice) on the current Exercise Price and the kind and amount of the Warrant Shares and other securities and property deliverable upon exercise of this Warrant. Such notice shall also specify the date as of which the holders of the Common Stock of record shall be entitled to exchange their Common Stock for securities or other property deliverable upon such reorganization, reclassification, sale, consolidation, merger, dissolution, liquidation or winding up, as the case may be.

     6.   Transfer of Rights.

          This Warrant is transferable in whole or in part, at the option of the Warrant Holder upon delivery of the Warrant Assignment Form annexed as Annex B hereto, duly executed. The Company shall execute and deliver a new Warrant or Warrants in the form of this Warrant with appropriate changes to reflect the issuance of subsequent Warrants, in the name of the assignee or assignees named in such instrument of assignment and, if the Warrant Holder's entire interest is not being transferred or assigned, in the name of the Warrant Holder, and this Warrant shall promptly be cancelled. Any transfer or exchange of this Warrant shall be without charge to the Warrant Holder and any new Warrant or Warrants issued shall be dated the date hereof. The term "Warrant" as used herein includes any Warrants into which this Warrant may be divided or for which it may be exchanged.

     7.   Lost, Mutilated or Missing Warrant.

          Upon receipt by the Company of evidence satisfactory to it of the loss, theft, destruction or mutilation of this Warrant, and upon surrender and cancellation of this Warrant, if mutilated, the Company shall execute and deliver a new Warrant of like tenor and date.

     8.   Rights of Warrant Holder.

          The Warrant Holder shall not, by virtue hereof, be entitled to any voting or other rights of a shareholder of the Company, either at law or equity, and the rights of the Warrant
Holder are limited to those expressed in this Warrant.

     9.   Successors.

          All the provisions of this Warrant by or for the benefit of the Company or the Warrant Holder shall bind and inure to the benefit of their respective successors and assigns.

     10.  Miscellaneous.

          (a) As used herein, the term "Common Stock" shall mean and include the Company's currently authorized common stock, $.01 par value per share (or, at the election of the Warrant Holder, non-voting common stock, $.01 par value per share) and stock of any other class or other consideration into which such currently authorized Common Stock may hereafter have been changed.

          (b) This Warrant shall be construed in accordance with and governed by the laws of the State of New York without regard to principles of conflicts and choice of laws.

          (c) The caption headings used in this Warrant are for convenience of reference only and shall not be construed in any way to affect the interpretation of any provisions of this Warrant.

     11.  Notices.

          Any notice pursuant to this Warrant shall be sufficiently given if sent by first-class mail, postage prepaid, or delivered by facsimile transmission, addressed as follows:

     If to the Company, then to it at:

          Lasertechnics, Inc.
          5500 Wilshire Avenue, N.E.
          Albuquerque, New Mexico 87113
          Attention: Eugene A. Bourque, President
          Facsimile No.:  (505) 821-2213

     (or to such other address as the Company may have furnished in writing to the Warrant Holder for this purpose);

     If to JPMIC, then to it at:

          J.P. Morgan Investment Corporation
          60 Wall Street
          New York, New York 10260
          Attention: C. Seth Cunningham, Managing Director
          Facsimile No.:  (212) 648-5032

     If to any other Warrant Holder, then to it at such address as such Warrant Holder may have furnished in writing to the Company for this purpose.


          IN WITNESS WHEREOF, the Company, intending to be legally bound hereby, has caused this Warrant to be signed by its President, and attested by its Assistant Secretary as of the 14th day of December, 1994.

                              LASERTECHNICS, INC.



                              By:/s/ E.A. Bourque
                                 --------------------------
                                   Name:  E.A. Bourque
                                         ----------------
                                   Title: President
                                          ---------------


Attest:


/s/ Gary B. Tomlin
--------------------------
Name:  Gary B. Tomlin
      --------------------
Title: Assistant Secretary
      --------------------

                                                          ANNEX A



                  COMMON STOCK PURCHASE WARRANT

                       Notice of Exercise


                                            _______________, 19__

To:  LASERTECHNICS, INC.

          The undersigned, pursuant to the provisions set forth in Warrant No. _, hereby irrevocably elects and agrees to purchase ______ shares of the Company's common stock [or nonvoting common stock] covered by such Warrant, and makes payment herewith in full therefor of the Total Exercise Price of $___________ in the following form:

[specify cash payment or conversion of debt or surrender of portion of Warrant]

_______________________________________________________________

The undersigned hereby represents that the undersigned is exercising such Warrant for its own account or the account of an affiliate for investment purposes and not with the view to any offering or distribution and that the Warrant Holder will not sell or otherwise dispose of the underlying Warrant Shares in violation of applicable securities laws. [When applicable: If said number of shares is less than all of the shares purchasable hereunder the undersigned requests that a new Warrant evidencing the rights to purchase the remaining Warrant Shares (which new Warrant shall in all other respects be identical to the Warrant exercised hereby) be registered in the name of ____________ whose address is

               -------------------------
               -------------------------
               -------------------------]


                                   Signature:
                                             --------------------
                                   Printed Name:
                                                -----------------

                                   Address:

                                        -------------------------
                                        -------------------------
                                        -------------------------

                                                          ANNEX B


                           ASSIGNMENT


          FOR VALUE RECEIVED ____________________ hereby sells, assigns and transfers all of its rights as set forth in Warrant
No. ___ with respect to the shares of the Company's Common Stock covered thereby as set forth below unto:

Name of Assignee(s)      Address(es)         No. of Shares

-------------------      ----------------    -------------
                         ----------------









          All notices to be given by the Company to the Warrant Holder pursuant to paragraph 5 of Warrant No. ___ shall be sent to the Assignee(s) at the above listed address(es), and, if the number of shares being hereby assigned is less than all of the shares covered by Warrant No. ___, then also to the undersigned.

          The undersigned requests that the Company execute and deliver, if necessary to comply with the provisions of paragraph 6 of Warrant No.___, a new Warrant or, if the number of shares being hereby assigned is less than all of the shares covered by Warrant No. ___, new Warrants in the name of the undersigned, the assignee and/or the assignees, as is appropriate.

Dated: ___________, 19__


                                   Signature:
                                             --------------------
                                   Printed Name:
                                                -----------------

                                   Address:

                                        -------------------------
                                        -------------------------
                                        -------------------------

                          EXHIBIT VIII


                       LASERTECHNICS, INC.
                   5500 Wilshire Avenue, N.E.
                  Albuquerque, New Mexico 87113



                                        December 29, 1994



J.P. Morgan Investment Corporation
60 Wall Street
New York, New York  10260

Ladies and Gentlemen:

          We have requested that you provide to us $1,000,000 of interim financing, to be evidenced by our demand promissory note. We understand that you will be providing such financing in order to protect your existing investment in our Company, and in contemplation of this interim financing being repaid with the proceeds of long-term financing to be raised by our Company within the next six months. In order to induce you to provide such interim financing, we hereby represent and warrant to you, and agree with you, as follows:

A.   Representations and Warranties.

     1. We are a "small business concern" within the meaning of the Small Business Investment Act of 1958, as amended, and the regulations promulgated thereunder. The information provided by us on SBA Forms 480, 652 and 1031 delivered in connection herewith (or prior hereto, as applicable) is true and correct.

     2. The proceeds of the interim financing (including any proceeds from the exercise of warrants) will be used by us to fund working capital, and for growth, modernization or expansion. No portion of such proceeds (i) will be used to provide capital to a corporation licensed under the Small Business Investment Act, (ii) will be used outside the United States (except (x) to acquire abroad materials and industrial property rights for a domestic operation or (y) for transfer to a controlled foreign subsidiary, so long as at least 51% of our assets and activities will remain within the United States), or (iii) will be used for any purpose contrary to the public interest (including but not limited to activities which are in violation of law) or inconsistent with free competitive enterprise, in each case, within the meaning of 13 CFR Section 107.901.

J.P. Morgan Investment Corporation
December 29, 1994
Page 2



     3. Our primary business activity does not involve, directly or indirectly, providing funds to others, the purchase or discounting of debt obligations, factoring or long-term leasing of equipment with no provision for maintenance or repair, and we are not classified under Major Group 65 (Real Estate) of the SIC Manual.

B.   Covenants

     Until the interim financing has been repaid in full:

     1. We will provide to you and the Small Business Administration access to our books and records for the purpose of confirming the use of the proceeds of the financing and for all other purposes required by the Small Business Administration. Upon your request at any time or from time to time, we will provide to you and the Small Business Administration a certificate of our chief financial officer (i) verifying the use of such proceeds and (ii) certifying compliance by us with the provisions of this letter.

     2. For a period of one year following the date hereof, we will not change our business activity if such change would render us ineligible as a "Small Concern" under the Small Business
Investment Act and the regulations thereunder.

     3. We will at all times comply with the non-discrimination requirements of 13 C.F.R. Parts 112, 113 and 117.

     4. Upon your request, we will provide to you an assessment, in form and substance satisfactory to you, of the economic impact of your financing, specifying the full-time equivalent jobs created or retained, the impact of the financing on our business, in terms of expanded revenue and taxes, and other appropriate economic benefits, including, but not limited to, technology development or commercialization, minority business development, urban or rural business development, expansion of exports and assistance to manufacturing firms. Upon your request, we will furnish to you all information requested by you in order for you to prepare and file SBA Form 468 or to prepare an assessment of the economic impact of your financing, and any other information requested or required by any governmental agency asserting jurisdiction over you.

J.P. Morgan Investment Corporation
December 29, 1994
Page 3




     5. We will provide to you such financial statements and other information as you may from time to time request for the purpose of assessing our financial condition.

C.   SBA Remedies

          We acknowledge and agree that upon any breach of the covenants and agreements set forth in paragraphs A.2. or B.2. above, you shall be entitled (in addition to all of your other rights and remedies, including the right to sue for damages) to require rescission of this Agreement and the related Demand Promissory Note, and immediate repayment in full of all funds advanced by you.

D.   Miscellaneous

     1. This letter shall be binding upon us and our successors and assigns and shall inure to the benefit of you and your successors, assigns and transferees.

     2. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York
(without reference to its rules as to conflicts of law).

                              Very truly yours,

                              LASERTECHNICS, INC.



                              By:/s/ E.A. Bourque
                                 ----------------------------
                                   Name:  E.A. Bourque
                                         -------------------
                                   Title: President
                                         -------------------

                           EXHIBIT IX


                       LASERTECHNICS, INC.

                     DEMAND PROMISSORY NOTE

                                               New York, New York
$1,000,000                                      December 29, 1994

          LASERTECHNICS, INC., a Delaware corporation having its principal place of business in Albuquerque, New Mexico (the "Company"), for value received, hereby promises to pay to the order of J.P. Morgan Investment Corporation, a Delaware corporation, or its transferees or assigns (the "Holder"), on demand, the principal sum of ONE MILLION DOLLARS ($1,000,000), together with interest thereon from the date hereof at the rate of twelve percent (12%) per annum (but in no event to exceed the maximum rate permitted under applicable provisions of law). Interest shall be calculated on the basis of actual days elapsed and on a 360-day year, and shall be payable on demand. If any portion of the principal amount of this Note or any accrued interest thereon remains outstanding on the first anniversary of the date hereof, then the entire principal amount of this Note and all accrued interest thereon shall be and become immediately due and payable on such date.

          The payment of principal and interest shall be made in such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts. Principal and interest on this Note shall be paid by wire transfer of Federal Funds in accordance with the written instructions of the Holder or, in the absence of such instructions, by check mailed to the Holder at 60 Wall Street, New York, New York 10260.

          The Company hereby waives presentment for payment, demand for payment, notice of nonpayment, protest and notice of protest.

          This Note may be prepaid in whole or in part (in amounts not less than $100,000) at any time at the option of the Company, without premium or penalty. If this Note is prepaid on or before July 28, 1995, then the Company shall grant to the Holder the right and option to acquire, through July 28, 1995, the Common Stock or other equity securities into which this Note would have been convertible pursuant to the following paragraph if it had not been prepaid, at the price per security specified in the following paragraph. All payments on this Note shall be applied first to interest and the remainder thereof to principal.

          In the event the Company completes an equity financing of Five Million Dollars ($5,000,000) or more on or before June 28, 1995, then the Holder shall have the right, at the Holder's option, at any time or from time to time on or before July 28, 1995, to convert the outstanding principal of and interest on this Note, or such portion thereof as the Holder may wish, into the Common Stock or other equity securities issued in such equity financing (or, at the option of the Holder, equivalent non-voting equity securities), at the price per security paid by the investors in such equity financing.

          This Note shall be binding upon the Company and its successors and assigns and shall inure to the benefit of the Holder and its successors, assigns and transferees.

          The Company hereby promises to pay to the Holder all costs and expenses of collection and enforcement, including without limitation reasonable attorneys' fees and expenses.

          This Note shall be governed by and construed in accordance with the internal laws of the State of New York (without reference to its rules as to conflicts of law). Any judicial proceeding brought against the Company to enforce, or otherwise in connection with, this Note may be brought in any court of competent jurisdiction in the City of New York, and, by execution and delivery of this Note, the Company (i) accepts, generally and unconditionally, the nonexclusive jurisdiction of such courts and any related appellate court and irrevocably agrees to be bound by any final judgment rendered thereby in connection with this Note and (ii) irrevocably waives any objection it may now or hereafter have as to the venue of any such proceeding brought in such a court or that such a court is an inconvenient forum. THE COMPANY HEREBY UNCONDITIONALLY AND IRREVOCABLY WAIVES TRIAL BY JURY IN ANY ACTION, SUIT, COUNTERCLAIM OR CROSS CLAIM ARISING OUT OF OR IN CONNECTION WITH THIS NOTE.

          IN WITNESS WHEREOF, the Company has caused this Note to be signed by its President and has caused its corporate seal to be affixed and attested by its Secretary.

                              LASERTECHNICS, INC.

                              By:/s/ E.A. Bourque
                                 --------------------------
                                   Name:  E.A. Bourque
                                         ----------------
                                   Title: President
                                         ----------------
[Corporate Seal]

Attested:
/s/ Gary B. Tomlin
--------------------------
Name:  Gary B. Tomlin
      --------------------
Title: Assistant Secretary
      --------------------

                            EXHIBIT X


NEITHER THIS WARRANT NOR ANY SHARES ACQUIRED UPON EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT") OR UNDER ANY STATE SECURITIES LAWS. NEITHER THIS WARRANT NOR ANY SUCH SHARES MAY BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND STATE SECURITIES LAWS OR THE AVAILABILITY OF AN EXEMPTION FROM SUCH REGISTRATION.


Warrant No. 2                   For the Purchase of 66,225 Shares


                       LASERTECHNICS, INC.

                  COMMON STOCK PURCHASE WARRANT


          THIS CERTIFIES THAT, for value received, J.P. Morgan Investment Corporation ("JPMIC") or its successors in interest, assigns or transferees (collectively, the "Warrant Holder"), is entitled to subscribe for and purchase from Lasertechnics, Inc., a Delaware corporation (the "Company"), 66,225 shares of the Company's Common Stock (as defined in paragraph 10 hereof) (the "Warrant Shares") at the "Exercise Price" (as hereinafter defined) per share, as the number of Warrant Shares and the Exercise Price shall be adjusted and readjusted or changed from time to time in accordance with paragraph 4 hereof. The Exercise Price shall be the lesser of (i) $1.51 and (ii) if the Company completes an equity financing on or before June 28, 1995, the price per share at which shares of Common Stock are issued in such financing or if such financing involves convertible or exchangeable securities, the price at which such securities may be converted into or exchanged for Common Stock.

          This Warrant may be exercised at any time and from time to time on or prior to December 28, 1999.

     1.   Exercise of Warrant.

          The rights represented by this Warrant may be exercised by the Warrant Holder, in whole or in part, by (a) delivering to the Company a duly executed notice of exercise in the form of Annex A hereto and (b) at the Warrant Holder's option, either
(i) delivering a check payable to (or wire transfer to the account of) the Company in an amount equal to the product of (x) the Exercise Price times (y) the number of Warrant Shares as to which this Warrant is being exercised (such product, the "Total Exercise Price") or (ii) delivering to the Company a letter (the "Conversion Letter") requesting conversion or exchange of a portion of any indebtedness owed by the Company to the Warrant Holder in an amount equal to the Total Exercise Price or
(iii) surrendering to the Company a portion of this Warrant with a "Value" (as defined below) equal to the Total Exercise Price. For the purpose of clause (b)(iii) above, "Value" shall mean the product of (I) the amount by which the average of the closing prices of the Company's Common Stock on the thirty trading days preceding the date of exercise, as reported in The Wall Street Journal, exceeds the Exercise Price and (II) the number of Warrant Shares as to which this Warrant is surrendered for the purpose of effecting payment for Warrant Shares. This Warrant shall be deemed to have been exercised immediately prior to the close of business on the date of delivery of a duly executed notice of exercise, together with the amount (in cash or by delivering the Conversion Letter or by surrender of a portion of this Warrant) payable upon exercise of this Warrant and, as of such moment, (i) the rights of the Warrant Holder, as such, with respect to the number of Warrant Shares as to which this Warrant is being exercised (and, if applicable, surrendered as payment of the Total Exercise Price) shall cease, and (ii) such Warrant Holder shall be deemed to be the record holder of the shares of Common Stock issuable upon such exercise. As soon as practicable after the exercise, in whole or in part, of this Warrant, and in any event within 5 business days thereafter, the Company at its expense (including the payment by it of any applicable issuance or stamp taxes) will cause to be issued in the name of and delivered to the Warrant Holder, or as the Warrant Holder (upon payment by the Warrant Holder of any applicable transfer taxes) may direct, a certificate or certificates for the number of fully paid and nonassessable shares of Common Stock to which the Warrant Holder shall be entitled upon such exercise. In the event of partial exercise of this Warrant and, if applicable, partial surrender of this Warrant pursuant to clause (b)(iii) of this paragraph, the Warrant need not be delivered to the Company provided that the Warrant Holder agrees to make a notation of such partial exercise and, if applicable, surrender on the Warrant. If this Warrant is delivered to the Company, the Company shall issue and deliver to the Warrant Holder a new Warrant evidencing the rights to purchase the remaining Warrant Shares, which new Warrant shall in all other respects be identical to this Warrant.

     2.   Investment Representation.

          The Warrant Holder by accepting this Warrant represents that the Warrant Holder is acquiring this Warrant for its own account or the account of an affiliate for investment purposes and not with the view to any offering or distribution and that the Warrant Holder will not sell or otherwise dispose of this Warrant or the underlying Warrant Shares in violation of applicable securities laws. The Warrant Holder acknowledges that the certificates representing any Warrant Shares will bear a legend indicating that they have not been registered under the Act, and may not be sold by the Warrant Holder except pursuant to an effective registration or pursuant to an exemption from registration. JPMIC shall be entitled to include the Warrant Shares in any demand or piggyback registration to which JPMIC is entitled, in respect of Common Stock held by it.

     3.   Validity of Warrant and Issue of Shares.

          The Company represents and warrants that this Warrant has been duly authorized and validly issued and warrants and agrees that all shares of Common Stock that may be issued upon the exercise of the rights represented by this Warrant will, when issued upon such exercise, be duly authorized, validly issued, fully paid and nonassessable and free from all taxes, liens and charges with respect to the issue thereof. The Company further warrants and agrees that during the period within which the rights represented by this Warrant may be exercised, the Company will at all times have authorized and reserved a sufficient number of shares of Common Stock to provide for the exercise of the rights represented by this Warrant.

     4.   Antidilution Provisions.

          The terms of this Warrant shall be subject to adjustment as follows:

          (a) In case the Company shall (i) pay a stock dividend or make a distribution to holders of Common Stock in shares of its Common Stock, (ii) subdivide its outstanding shares of Common Stock, (iii) combine its outstanding shares of Common Stock into a smaller number of shares, or (iv) issue by reclassification of its shares of Common Stock any shares of capital stock of the Company, (A) the Exercise Price shall be increased or decreased, as the case may be, to an amount which shall bear the same relation to the Exercise Price in effect immediately prior to such action as the total number of shares outstanding immediately prior to such action shall bear to the total number of shares outstanding immediately after such action and (B) this Warrant automatically shall be adjusted so that it shall thereafter evidence the right to purchase the kind and number of Warrant Shares or other securities which the Warrant Holder would have owned and would have been entitled to receive after such action if this Warrant had been exercised immediately prior to such action or any record date with respect thereto. An adjustment made pursuant to this subparagraph (a) shall become effective retroactively immediately after the record date in the case of a dividend or distribution of Common Stock and shall become effective immediately after the effective date in the case of a subdivision, combination or reclassification.

          (b) In case the Company shall fix a record date for the making of a distribution to all holders of Common Stock (including any such distribution made in connection with a consolidation or merger in which the Company is the continuing corporation) of (i) assets (other than cash dividends or cash distributions payable out of consolidated net income or retained earnings or dividends payable in Common Stock), (ii) evidences of indebtedness or other debt or equity securities of the Company, or of any corporation other than the Company (except for the Common Stock of the Company) or (iii) subscription rights, options or warrants to purchase any of the foregoing assets or securities, whether or not such rights, options or warrants are immediately exercisable (hereinafter collectively called "Distributions on Common Stock"), the Company shall make provisions for the Warrant Holder to receive upon exercise of this Warrant, a proportional amount (depending upon the extent to which this Warrant is exercised) of such assets, evidences of indebtedness, securities or such other rights, as if such Warrant Holder had exercised this Warrant on or before such record date.

          (c) In case of any consolidation or merger of the Company with or into another corporation or the sale of all or substantially all of the assets of the Company to another corporation, this Warrant thereafter shall be exercisable for the kind and amount of shares of stock or other securities or property to which a holder of the number of shares of Common Stock of the Company deliverable upon exercise of this Warrant would have been entitled upon such consolidation, merger or sale; and, in such case, appropriate adjustment shall be made in the application of the provisions in this paragraph 4, to the end that the provisions set forth in this paragraph 4 (including provisions with respect to changes in and adjustments of the exercise price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any shares of stock or other securities or property thereafter deliverable upon the exercise of this Warrant.

          (d) If any event shall occur as to which the provisions of this paragraph 4 shall not be strictly applicable, but with respect to which the failure to make any adjustment to the Exercise Price and the number of Warrant Shares issuable upon exercise of this Warrant would not fairly protect the purchase rights represented by this Warrant in accordance with the intent and principles of this paragraph 4, upon request of the Warrant Holder, the Company shall appoint a firm of independent public accountants reasonably acceptable to the Warrant Holder which shall give its opinion upon the adjustments, if any, consistent with the intent and principles established in this paragraph 4 necessary to preserve without dilution the purchase rights represented by this Warrant. Upon receipt of such opinion, the Company will promptly mail a copy thereof to the Warrant Holder and shall make the adjustments described therein.

          (e) Upon the occurrence of each adjustment or readjustment of the exercise price or any change in the number of Warrant Shares or in the shares of stock or other securities or property deliverable upon exercise of this Warrant pursuant to this paragraph 4, the Company at its expense shall promptly compute such adjustment or readjustment and change in accordance with the terms hereof and furnish to each holder hereof a certificate signed by the chief financial officer of the Company, setting forth such adjustment or readjustment and change and showing in detail the facts upon which such adjustment or readjustment and change is based. The Company shall, upon the written request at any time of the Warrant Holder, furnish or cause to be furnished to such Holder, a similar certificate setting forth (i) such adjustment or readjustment and change, (ii) the Exercise Price then in effect, and (iii) the number of Warrant Shares and the amount, if any, of other shares of stock and other securities and property which would be received upon the exercise of the Warrant.

          (f) The Company shall not be required upon the exercise of this Warrant to issue any fraction of shares, but shall make any adjustment therefor by rounding the number of shares obtainable upon exercise to the next highest whole number of shares.


     5.   Notice to Warrant Holder.

          If at any time,

          (a) the Company shall take any action which would require an adjustment in the Exercise Price or in the number of Warrant Shares pursuant to paragraph 4; or

          (b) the Company shall authorize the granting to the holders of its Common Stock of any Distributions on Common
     Stock as set forth in paragraph 4(b), and notice thereof shall be given to holders of Common Stock; or

          (c) the Company shall issue any additional shares of Common Stock or declare any dividend (or any other distribution) on its Common Stock (other than its regular quarterly dividends); or

          (d) there shall be any capital reorganization or reclassification of the Common Stock (other than a change in par value or from par value to no par value or from no par value to par value of the Common Stock), or any consolidation or merger to which the Company is a party, or any sale or transfer of all or substantially all of the assets of the Company; or

          (e) there shall be a voluntary or involuntary dissolution, liquidation or winding-up of the Company;

then, in any one or more of said cases, the Company shall give written notice to the Warrant Holder, not less than 20 days before any record date or other date set for definitive action, or of the date on which such reorganization, reclassification, sale, consolidation, merger, dissolution, liquidation or winding up shall take place, as the case may be. Such notice shall also set forth such facts as shall indicate the effect of such action (to the extent such effect may be known at the date of such notice) on the current Exercise Price and the kind and amount of the Warrant Shares and other securities and property deliverable upon exercise of this Warrant. Such notice shall also specify the date as of which the holders of the Common Stock of record shall be entitled to exchange their Common Stock for securities or other property deliverable upon such reorganization, reclassification, sale, consolidation, merger, dissolution, liquidation or winding up, as the case may be.

     6.   Transfer of Rights.

          This Warrant is transferable in whole or in part, at the option of the Warrant Holder upon delivery of the Warrant Assignment Form annexed as Annex B hereto, duly executed. The Company shall execute and deliver a new Warrant or Warrants in the form of this Warrant with appropriate changes to reflect the issuance of subsequent Warrants, in the name of the assignee or assignees named in such instrument of assignment and, if the Warrant Holder's entire interest is not being transferred or assigned, in the name of the Warrant Holder, and this Warrant shall promptly be cancelled. Any transfer or exchange of this Warrant shall be without charge to the Warrant Holder and any new Warrant or Warrants issued shall be dated the date hereof. The term "Warrant" as used herein includes any Warrants into which this Warrant may be divided or for which it may be exchanged.

     7.   Lost, Mutilated or Missing Warrant.

          Upon receipt by the Company of evidence satisfactory to it of the loss, theft, destruction or mutilation of this Warrant, and upon surrender and cancellation of this Warrant, if mutilated, the Company shall execute and deliver a new Warrant of like tenor and date.

     8.   Rights of Warrant Holder.

          The Warrant Holder shall not, by virtue hereof, be entitled to any voting or other rights of a shareholder of the Company, either at law or equity, and the rights of the Warrant
Holder are limited to those expressed in this Warrant.

     9.   Successors.

          All the provisions of this Warrant by or for the benefit of the Company or the Warrant Holder shall bind and inure to the benefit of their respective successors and assigns.

     10.  Miscellaneous.

          (a) As used herein, the term "Common Stock" shall mean and include the Company's currently authorized common stock, $.01 par value per share (or, at the election of the Warrant Holder, non-voting common stock, $.01 par value per share) and stock of any other class or other consideration into which such currently authorized Common Stock may hereafter have been changed.

          (b) This Warrant shall be construed in accordance with and governed by the laws of the State of New York without regard to principles of conflicts and choice of laws.

          (c) The caption headings used in this Warrant are for convenience of reference only and shall not be construed in any way to affect the interpretation of any provisions of this Warrant.

     11.  Notices.

          Any notice pursuant to this Warrant shall be sufficiently given if sent by first-class mail, postage prepaid, or delivered by facsimile transmission, addressed as follows:

     If to the Company, then to it at:

          Lasertechnics, Inc.
          5500 Wilshire Avenue, N.E.
          Albuquerque, New Mexico 87113
          Attention: Eugene A. Bourque, President
          Facsimile No.:  (505) 821-2213

     (or to such other address as the Company may have furnished in writing to the Warrant Holder for this purpose);

     If to JPMIC, then to it at:

          J.P. Morgan Investment Corporation
          60 Wall Street
          New York, New York 10260
          Attention: C. Seth Cunningham, Managing Director
          Facsimile No.:  (212) 648-5032

     If to any other Warrant Holder, then to it at such address as such Warrant Holder may have furnished in writing to the Company for this purpose.


          IN WITNESS WHEREOF, the Company, intending to be legally bound hereby, has caused this Warrant to be signed by its President, and attested by its Assistant Secretary as of the 29th day of December, 1994.

                              LASERTECHNICS, INC.


                              By:/s/ E.A. Bourque
                                 ---------------------------
                                   Name:  E.A. Bourque
                                        --------------------
                                   Title: President
                                         -------------------

Attest:

/s/ Gary B. Tomlin
--------------------------
Name:  Gary B. Tomlin
      --------------------
Title: Assistant Secretary
      --------------------

                                                          ANNEX A



                  COMMON STOCK PURCHASE WARRANT

                       Notice of Exercise


                                            ---------------, 19--

To:  LASERTECHNICS, INC.

          The undersigned, pursuant to the provisions set forth in Warrant No. -, hereby irrevocably elects and agrees to purchase ------ shares of the Company's common stock [or nonvoting common stock] covered by such Warrant, and makes payment herewith in full therefor of the Total Exercise Price of $----------- in the following form:

[specify cash payment or conversion of debt or surrender of portion of Warrant]

_______________________________________________________________

The undersigned hereby represents that the undersigned is exercising such Warrant for its own account or the account of an affiliate for investment purposes and not with the view to any offering or distribution and that the Warrant Holder will not sell or otherwise dispose of the underlying Warrant Shares in violation of applicable securities laws. [When applicable: If said number of shares is less than all of the shares purchasable hereunder the undersigned requests that a new Warrant evidencing the rights to purchase the remaining Warrant Shares (which new Warrant shall in all other respects be identical to the Warrant exercised hereby) be registered in the name of ____________ whose address is

               -------------------------
               -------------------------
               -------------------------]


                                   Signature:
                                             --------------------
                                   Printed Name:
                                                -----------------

                                   Address:

                                        -------------------------
                                        -------------------------
                                        -------------------------

                                                          ANNEX B


                           ASSIGNMENT


          FOR VALUE RECEIVED ____________________ hereby sells, assigns and transfers all of its rights as set forth in Warrant
No. ___ with respect to the shares of the Company's Common Stock covered thereby as set forth below unto:

Name of Assignee(s)      Address(es)         No. of Shares

-------------------      ----------------    -------------
                         ----------------









          All notices to be given by the Company to the Warrant Holder pursuant to paragraph 5 of Warrant No. ___ shall be sent to the Assignee(s) at the above listed address(es), and, if the number of shares being hereby assigned is less than all of the shares covered by Warrant No. ___, then also to the undersigned.

          The undersigned requests that the Company execute and deliver, if necessary to comply with the provisions of paragraph 6 of Warrant No.___, a new Warrant or, if the number of shares being hereby assigned is less than all of the shares covered by Warrant No. ___, new Warrants in the name of the undersigned, the assignee and/or the assignees, as is appropriate.

Dated: ___________, 19__


                                   Signature:
                                             --------------------
                                   Printed Name:
                                                -----------------

                                   Address:

                                        -------------------------
                                        -------------------------
                                        -------------------------

                           EXHIBIT XI

               DEBT TO EQUITY CONVERSION AGREEMENT

          This Agreement ("Agreement") is made as of this 10th day of May, 1995 by and among LASERTECHNICS, INC., a Delaware Corporation, (the "Company"), and J.P. MORGAN INVESTMENT CORPORATION, a Delaware Corporation, ("JPMIC") and WOLFENSOHN ASSOCIATES L.P., a Delaware Limited Partnership ("Wolfensohn"). JPMIC and Wolfensohn may also be hereinafter referred to collectively as the "Investors" or separately as an "Investor".

                            RECITALS

          A. The Investors presently hold $5.5 million principal amount of debt of the Company evidenced by the demand promissory notes listed in Exhibit A attached hereto.

          B. The Company's voting Common Stock par value $.01 per share ("Voting Common Stock") is traded publicly on the NASDAQ market for small capitalization issues ("NASDAQ") which is very important to both the Company and its stockholders.

          C. The Company's net capital as shown by its financial statements for the fiscal and calendar year ending December 31, 1994 filed with the Securities and Exchange Commission ("SEC") is approximately $7500 below the $1 million level required by NASDAQ for continued listing on its market for small capitalization issues and the Company expects to incur operating losses for at least the first second quarters of 1995 which could eliminate and put the Company's net capital in a negative position by June 30, 1995.

          D. The Company strongly desires to restore and maintain its net capital in excess of $1 million and maintain the ability to have its Voting Common Stock traded on NASDAQ.

          E. The Investors offered to the Company to convert so much of their debt into equity as the Company reasonably needs to remedy its existing net capital deficiency and its projected net capital deficiency through at least June 30, 1995 at a conversion price of $.95 per share of Voting Common Stock or Non-Voting Common Stock of the Company, $.01 par value per share (the "Non-Voting Common Stock").

          F. On 1 May 1995 the Board of Directors of the Company, other than the two directors representing the Investors, determined that under all the relevant circumstances existing on such date the conversion price of $.95 per share for existing debt to Voting Common Stock or Non-Voting Common Stock was fair to the Company and its stockholders and authorized the conversion of not less than $2 million and not more than $4 million of the debt held by the Investors into Voting Common Stock or Non-Voting Common Stock at a conversion price of $.95 per share.

                           AGREEMENTS

          THEREFORE, the Company and the Investors hereby agree as follows:

          1. Company's Representations and Warranties. As an inducement to the Investors to enter into this Agreement, the Company represents and warrants to each of the Investors as follows:

               (a)  Any shares of Voting Common Stock
          and Non-Voting Common Stock of the Company issued pursuant to this Agreement will be (i) duly and validly issued, fully paid and non-assessable (ii) free of any pledges, liens, security interests, claims or other incumbrances of any kind, and (iii) will be issued in compliance with all applicable federal and state securities laws. In addition, the Company has reserved for issuance the required number of shares of Voting Common Stock or Non-Voting Common
          Stock into which the Non-Voting Common Stock or Voting Common Stock is convertible; and

               (b)  All outstanding shares of the
          Company's Common Stock (both voting and non-voting) are duly and validly authorized and issued, fully paid and nonassessable, and were issued in compliance with all applicable federal and state securities laws.

In addition, the Company reaffirms to JPMIC (i) the same representations and warranties contained in paragraphs 1 and 3 of Section A of the Company's letter, dated December 29, 1994, to JPMIC, (ii) the covenant contained in paragraph 2 Section B of such letter, and (iii) the remedies provided in Section C of such letter for breach of the covenant in paragraph 2 of Section B, and agrees that each of the foregoing shall be applicable to the shares issued pursuant to this Agreement.

          2. Conversion of Debt. Immediately following the execution and delivery of this Agreement, JPMIC shall convert $2,000,000 of the principal amount of the debt of the Company it holds, plus accrued interest thereon through May 10, 1995, into the number of shares of Voting Common Stock and Non-Voting Common Stock of the Company hereinafter provided at a conversion price of $.95 per share upon the terms and conditions hereinafter stated. Wolfensohn shall convert $1,000,000 of the principal amount of the earliest incurred debt of the Company it holds, without accrued interest thereon, into the number of shares of Voting Common Stock of the Company hereinafter provided at a conversion price of $.95 per share upon the terms and conditions hereinafter stated. Each Investor shall deliver to the Company for cancellation the appropriate Demand Promissory Notes evidencing the debt being converted hereunder. The Company shall issue to Wolfensohn, if the aggregate principal amount of the notes it delivers exceed the principal amount of the debt being converted, a new Demand Promissory Note for the balance of the principal amount not converted to equity which shall be dated the date of the note it replaces and contain the same terms and conditions as the note it replaces. All accrued interest to the date of conversion on the $1,000,000 of Wolfensohn converted debt shall remain an outstanding obligation of the Company and be payable to Wolfensohn upon demand. The accrued interest through May 10, 1995 on the $2,000,000 of JPMIC converted debt is $93,000.

          3. STOCK RECEIVED UPON CONVERSION. Immediately following the execution of this Agreement, the Company shall cause its registrar and transfer agent to issue and deliver to the Investors the following stock certificates of the Company for its Voting Common Stock and Non-Voting Common Stock.

          To JPMIC:  one certificate for 331,000 shares of Voting
Common Stock

          To JPMIC:  one certificate for 1,872,158 shares of Non-
Voting Common Stock

          To Wolfensohn: certificate for 1,052,632 shares of Voting Common Stock

All shares of stock received by either Investor upon conversion of the debt provided above shall be "restricted securities" under the federal securities laws which may not be resold without registration under the Securities Act of 1933, as amended, or pursuant to an exemption from the registration requirements of such Act. Accordingly, each stock certificate evidencing the common shares received by the Investors upon converting such debt (the "Common Shares") will bear the following legend:

               "These securities have not been
          registered under The Securities Act of 1933, as amended. These securities may not be sold or offered for sale unless a registration statement under the Act is in effect with respect to such sale or in the opinion of counsel reasonably satisfactory to the
          Company, such sale may be made pursuant to Rule 144 or such registration otherwise is not required."

Notwithstanding the foregoing, no such registration statement or opinion of counsel shall be necessary for transfer by either Investor to an affiliated company if the transferee agrees in writing to be subject to the terms hereof to the same extent as if it were the original Investor hereunder.

          4.   REGISTRATION RIGHTS.

               (a) JPMIC. The term "Registrable Securities", as defined in that certain Shareholders Rights Agreement dated July 8, 1994 (the "Shareholders Rights Agreement"), shall include (in addition to, and not in limitation of, the other shares currently included) (i) the shares of Voting Common Stock issued to JPMIC pursuant to this Agreement and (ii) the shares of Voting Common Stock issuable (without regard to any restriction on conversion that may be applicable to any particular holder of such securities) or issued upon conversion of Non-Voting Common Stock issued to JPMIC pursuant to this Agreement and the foregoing shares shall have the registration and other rights and benefits provided in the Shareholders Rights Agreement. Except as amended hereby, the Shareholders Rights Agreement remains unchanged and in full force and effect.

          (b) Wolfensohn. Wolfensohn shall have the same registration rights with regard to any shares of Voting Common Stock which it receives pursuant to the debt conversion provided herein as provided for the shares of the Company's common stock Wolfensohn received pursuant to the Stock Purchase Agreement, dated 20 January 1994, between the Company and Wolfensohn. The Company shall have the same expense, indemnification and other obligations to Wolfensohn with respect to the registration of any shares of Voting Common Stock described in the preceding sentence as the Company had in such Stock Purchase Agreement.

          5. OTHER DOCUMENTS, ETC. The parties shall execute and deliver all documents contemplated by this Agreement and shall cooperate with each other in carrying out its terms and conditions in accordance with the intentions of the parties expressed herein.

          6. NOTICES. All notices, requests, consents, and other communications hereunder shall be in writing and shall be deemed to have been made when delivered, mailed first-class postage prepaid or delivered by facsimile transmission,

               (a)  if to Investors, at the address and
          fax numbers as set forth on the signature page hereof, or at such other address and fax numbers as may have been furnished to the Company by Investors in writing, or

               (b)  if to the Company, 5500 Wilshire
          Avenue, N.E., Albuquerque, New Mexico 87113,
          (fax number 505-821-2213) or at such other address or fax number as may have been furnished to Investors in writing by the Company.

          7. ENTIRE AGREEMENT. This Agreement embodies the entire agreement and understanding between Investors and the Company relating to the subject matter hereof and supersedes all prior agreements and understandings relating to the subject matter hereof.

          8. SUCCESSORS AND ASSIGNS. All covenants and agreements in this Agreement contained by or on behalf of any of the parties hereto shall bind and inure to the benefit of the respective successors and assigns of the parties hereto.

          9. HEADINGS. The headings of the articles and sections of this Agreement have been inserted for convenience of reference only and shall in no way restrict or otherwise modify any of the terms or provisions hereof.

          10. GOVERNING LAW. This Agreement shall be construed and enforced in accordance with an governed by the law of the State of New York without giving effect to the conflict of laws.

          11. FACSIMILE DOCUMENTS. Facsimile documents that are transmitted by telecommunications and reproduced by electronic means, with electronically reproduced signatures, shall be legally effective and binding until such time as replaced by documents containing the original signatures, which shall be provided within a reasonable time.

          12. COUNTERPARTS. This Agreement may be signed in any number of counterparts with the same effect as if the signatures thereto and hereto were upon the same instrument.

          IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.


J.P. MORGAN INVESTMENT CORPORATION LASERTECHNICS, INC.

By:/s/ C. Seth Cunningham          By:/s/ Eugene A. Bourgue
   ------------------------           --------------------------
    Managing Director                  Eugene A. Bourque,
    60 Wall Street                     President
    New York, New York 10260-0060
    Fax No. 212-648-5032


WOLFENSOHN ASSOCIATES, L.P.

By:/s/Richard C. E. Morgan
   -------------------------
    General Partner
    40th Floor
    599 Lexington Avenue
    New York, New York 10022
    Fax No. 203-968-0371

                            EXHIBIT A

 SCHEDULE OF LASERTECHNICS, INC. DEBT TO JPMIC AND WOLFENSOHN



DATE INCURRED  PAYEE     INTEREST RATE  PRINCIPAL AMOUNT
-------------  -----     -------------  ----------------
14 Dec. 1994   JPMIC          12%        $1,000,000

29 Dec. 1994   JPMIC          12%         1,000,000

15 Feb. 1995   Wolfensohn     12%           500,000

22 Feb. 1995   Wolfensohn     12%           500,000

1 March 1995   Wolfensohn     12%           500,000

16 March 1995  Wolfensohn     12%           500,000

29 March 1995  Wolfensohn     12%           500,000

12 April 1995  Wolfensohn     12%           250,000

19 April 1995  Wolfensohn     12%           300,000

28 April 1995  Wolfensohn     12%           150,000

4 May 1995     Wolfensohn     12%           300,000
                                          ---------

10 May 1995  Total Principal Amount of Debt  $5,500,000